As filed with the Securities and Exchange Commission on April 11, 2006.
333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CENTRA FINANCIAL HOLDINGS, INC.
(Name of small business issuer in its charter)

West Virginia	6712	55-0770610
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)
990 Elmer Prince Drive, P.O. Box 656
Morgantown, West Virginia 26507-0656
(304) 598-2000
(Address and telephone number of principal executive offices)
Douglas J. Leech, Jr.
President and Chief Executive Officer
Centra Financial Holdings, Inc.
990 Elmer Prince Drive, P.O. Box 656
Morgantown, West Virginia 26507-0656
(304) 598-2000
(304) 598-2035 Fax
(Address of principal place of business or intended principal place of business)

Copies to:
Charles D. Dunbar, Esq.
Elizabeth Osenton Lord, Esq.
Jackson Kelly PLLC
1600 Laidley Tower
P.O. Box 553
Charleston, West Virginia 25322
(304) 340-1000 (Telephone)     (304) 340-1272 (Fax)

      If any of the securities being registered on this form are to be offered on a delayed and continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☑
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Number of Shares to	Offering Price per	Aggregate Offering	Amount of
Securities to be Registered	be Registered(1)	Share	Price	Registration Fee

Common Stock, $1.00 par value	833,333	$18.00	$15,000,000.00	$1,605

(1)	Estimated solely for purposes of calculating the registration fee.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

PROSPECTUS

Up to 833,333 Shares

Centra Financial Holdings, Inc.
990 Elmer Prince Drive, P.O. Box 656
Morgantown, West Virginia 26507-0656
(304) 598-2000
Common Stock

        Centra Financial Holdings, Inc. is offering up to 833,333 shares of its common stock. Prior to the offering, there has been no public market for the common stock, and we do not expect one to develop. Subject to the following provisions, each investor must purchase a minimum of 100 shares and may purchase no more than 27,777 shares. See “Terms of the Offering.” Funds raised from the offering will be immediately available to Centra Financial for use, and therefore, Centra Financial will not utilize an escrow account. Additionally, there is no established minimum amount Centra Financial is required to raise before it may use funds for the purposes described in “Use of Proceeds.” The offering will terminate on or before                     , 2006. Centra Financial is not aware of any expected purchase amounts by its officers or directors. In addition to others, Centra Financial expects to offer shares of common stock in this offering to existing shareholders. Centra Financial will offer the common stock in the States of West Virginia, Pennsylvania, Maryland, Virginia, Ohio, North Carolina, Missouri, Montana, Minnesota, Nebraska, Florida, Georgia, New York, New Jersey, South Carolina, Arkansas, Washington, Michigan, Indiana, Illinois, Connecticut, Kentucky, Texas, Arizona and Massachusetts.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
      The shares of Centra Financial Holdings, Inc. common stock are not savings accounts, deposits or other bank obligations, and neither the FDIC nor any other governmental agency insures these securities.
      Shares of Centra Financial Holdings, Inc. involve risk. See “Risk Factors” on page 6.

		Estimated Expense of	Estimated Proceeds to
	Price	Offering(1)	Centra Financial

Per Share:	$18.00	$.086	$17.91

Offering Total:	$15,000,000.00	$71,604	$14,928.396

(1)	Centra Financial Holdings, Inc. will offer the shares of its common stock to the public primarily through sales made by its directors, officers, and employees, on a best-efforts basis as set forth in “Plan of Distribution.” These individuals will use personal contact, telephone, mail or other media to solicit subscriptions. No director, officer or employee of Centra Financial Holdings, Inc. will receive any additional compensation for assisting with the sale of Centra Financial’s common stock. The expenses of the offering are estimated to be $71,604, including legal, accounting, printing and postage expenses. Centra Financial reserves the right to issue shares through sales made by brokers or dealers in securities, in which case expenses may exceed the amounts listed above.
The date of this prospectus is May      , 2006.

For Georgia Residents Only
ANY PERSON WHO PURCHASES THE SECURITIES OFFERED HEREBY SHALL
HAVE THE UNQUALIFIED AND UNWAIVABLE RIGHT TO RESCIND SUCH
PURCHASE WITHIN 72 HOURS OF THE EXECUTION OF A WRITTEN AGREEMENT
TO PURCHASE ANY SECURITIES OFFERED HEREBY, THE DELIVERY OF A
CONFIRMATION OF SALE, OR THE PAYMENT FOR ANY SECURITIES
OFFERED HEREBY, WHICHEVER SHALL OCCUR FIRST.
RESCISSION MAY BE ACCOMPLISHED BY COMPLETING AND MAILING
THE FORM PROVIDED ON THE INSIDE BACK COVER PAGE OF THIS PROSPECTUS.

ii

SUMMARY
      You should read this summary together with the more detailed information, including our financial statements and related notes, appearing elsewhere in this prospectus. In this prospectus, we use “Centra Financial” or the “company” to refer to Centra Financial Holdings, Inc., and the “bank,” “Centra,” or “Centra Bank” to refer to Centra Bank, Inc.
Centra Financial (Page 13)
      Centra Financial is a West Virginia state-chartered bank holding company and owns two second-tier holding companies (Centra Financial Corporation  — Morgantown, Inc., and Centra Financial Corporation  — Martinsburg, Inc.) to manage the banking operations of Centra Bank, the sole bank subsidiary in those markets.
Centra Bank (Page 13)
      Centra Bank was formed on September 27, 1999, and opened for business on February 14, 2000, under the laws of the State of West Virginia. Centra Bank’s deposits are insured by the FDIC up to FDIC limits. Centra Bank engages in general banking business within its primary market area of Monongalia County, West Virginia, and Berkeley County, West Virginia. The main office is located at 990 Elmer Prince Drive, Morgantown, West Virginia.
      Centra Bank focuses primarily on extending loans to small businesses and consumers and is engaged in real estate and consumer installment lending.
      As of December 31, 2005, Centra Bank had total assets of $551 million, net loans of $457 million, deposits of $485 million and shareholders’ equity of $34 million, compared to $443 million, $391 million, $386 million and $30 million as of December 31, 2004, respectively.
The Offering (Page 9)

Amount:	Up to 833,333 Shares
Type:	Common Stock
Price:	$18.00 Per Share
      Centra Financial’s Board of Directors has adopted general guidelines for the determination by the company’s management of offerees of the company’s common stock. See “Terms of the Offering.”
Use of Proceeds (Page 11)
      Centra Financial will use the proceeds of the offering toward the acquisition of Smithfield State Bank of Smithfield, Pa., located in Smithfield, Fayette County, Pennsylvania.
Smithfield State Bank (Page 19)
      Centra Financial has agreements with the holders of 76.1% of the issued and outstanding shares of Smithfield State Bank to acquire those shareholders’ shares of common stock of Smithfield. Additionally, on April 7, 2006, Centra Financial entered into a merger agreement with Smithfield, whereby the remaining shareholders of Smithfield will receive $40 per share of each share of Smithfield owned by them. The approximate total cost of the acquisition is $28.5 million.
      Centra Financial anticipates initially operating Smithfield as a separate institution under the Centra brand name. Ultimately, Centra Financial expects to use its standard expansion model. Under that model, Smithfield would merge with and into Centra Bank. Centra Financial would form a sub-tier holding company, which would have a board of directors consisting of local business persons from the Fayette County, Pennsylvania area, along with representatives from Centra Bank’s existing board of directors. This sub-tier holding company would enter into a management contract with Centra Bank for banking operations in the Fayette County area. Centra Financial’s acquisition of Smithfield is subject to regulatory approval.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table sets forth selected consolidated financial information for Centra Financial as of or for the five years ended December 31, 2005, and for the three months ended March 31, 2006, and 2005. The selected financial and other data of Centra Financial set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere herein, including, without limitation, the consolidated audited financial statements and related notes thereto. The following selected historical financial information for the three months ended March 31, 2006 and 2005, are derived from the unaudited consolidated financial information of Centra Financial and include, in the opinion of Centra Financial’s management, all adjustments (consisting only of normal accruals) necessary to present fairly the data of such periods. You should not rely on the three-month information as being indicative of results that may be expected for the entire year or for any future interim period.

	As of or for the Three
	Months Ended
	March 31,		As of or for the Year Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	(Dollars in thousands except per share data)
Operating Data
Total interest income	$	$6,242	$29,530	$20,014	$14,634	$10,566	$7,118
Total interest expense		2,183	11,288	6,846	5,304	4,312	3,662
Net interest income		4,059	18,242	13,168	9,330	6,254	3,456
Provision for credit losses		437	1,341	2,160	2,099	967	793
Other income		639	3,135	2,497	2,786	1,529	753
Security losses		—	(247)	—	—	—	—
Other expense		2,936	13,465	10,350	8,157	5,891	4,312
Income tax expense (benefit)		489	2,337	1,151	(104)	—	—
Net income (loss)		836	3,987	2,004	1,964	925	(896)
Balance Sheet Data
At year-end:
Total assets	$	$472,097	$550,756	$442,914	$350,368	$266,551	$155,747
Investment securities		23,070	49,748	23,386	22,895	37,170	13,096
Total loans		410,732	463,496	396,914	295,925	186,737	118,665
Total deposits		415,447	484,532	385,822	302,355	214,868	128,334
Short-term borrowings		13,209	18,536	14,507	16,953	24,578	12,551
Long-term debt		10,000	10,000	10,000	—	—	—
Stockholders’ equity		30,527	33,873	29,745	27,838	25,871	14,161
Significant Ratios
Net income (loss) to:
Average total assets		.75%	80%	.50%	.64%	.45%	(.81)%
Average stockholders’ equity		11.15	12.50	6.98	7.32	4.52	(6.99)
Average stockholders’ equity to average total assets		6.69	6.42	7.14	8.78	9.98	11.53
Average total loans to average deposits		103.76	99.46	99.06	90.66	88.79	89.14
Risk-based capital ratio		11.99	11.58	12.09	10.95	15.16	12.92

	As of or for the Three
	Months Ended
	March 31,		As of or for the Year Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	(Dollars in thousands except per share data)
Per Share Data
Basic net income (loss) per share	$	$.30	$1.42	$.71	$.70	$.38	$(.50)
Diluted net income (loss) per share		.28	1.32	.68	.66	.36	(.50)
Cash dividends paid		0.00	0.00	0.00	0.00	0.00	0.00
Book value at end of period		10.87	12.02	11.65	10.91	10.14	8.04
Basic weighted-average shares outstanding		2,807,757	2,809,646	2,807,757	2,807,757	2,417,137	1,781,450
Diluted weighted-average shares outstanding		2,955,745	3,012,444	2,947,206	2,967,427	2,553,999	1,781,450

CENTRA FINANCIAL HOLDINGS, INC. AND SMITHFIELD STATE BANK
PRO FORMA SELECTED FINANCIAL INFORMATION
      The following table presents selected consolidated financial data for Centra Financial and Smithfield on an unaudited pro forma basis. The unaudited pro forma consolidated financial information assumes the acquisition is accounted for under the purchase method of accounting. Pro forma balance sheet and income statement information assumes the merger occurred on December 31, 2005 and January 1, 2005, respectively. The unaudited pro forma consolidated financial information is presented based on Centra Financial acquiring all of the outstanding common stock of Smithfield. In addition, the unaudited pro forma consolidated financial information (a) does not reflect anticipated expenses and nonrecurring charges that may result from the merger, (b) does not reflect estimated cost savings and revenue enhancements anticipated to result from the merger, and (c) is presented for information purposes only and is not necessarily indicative of the results which actually would have been attained if the merger had been consummated in the past or which may be attained in the future.
      The information presented in the table should be read in conjunction with the unaudited pro forma combined consolidated financial information giving effect to the merger of Smithfield appearing elsewhere herein.

	As of or for the Three Months Ended		As of or for the
			Year Ended
	March 31, 2006	March 31, 2005	December 31, 2005

	(Dollars in thousands except per share data)
Operating Data
Total interest income		$9,655	$41,997
Total interest expense		4,429	19,630
Net interest income		5,226	22,367
Provision for credit losses		467	1,426
Other income		790	3,896
Security gains (losses)		174	(152)
Other expense		4,636	19,774
Income tax expense		298	1,598
Net income		789	3,313
Balance Sheet Data
At period-end:
Total assets		754,735	795,747
Investment securities		226,724	224,246
Total loans		464,490	512,867
Total deposits		659,380	698,132
Short-term borrowings		26,709	32,036
Long-term debt		10,000	10,000
Stockholders’ equity		45,010	47,517
Significant Ratios
Net income to:
Average total assets		.43%	.44%
Average stockholders’ equity		7.15	7.33
Average stockholders’ equity to average total assets		5.95	6.06
Average total loans to average deposits		60.76	76.96
Risk-based capital ratio		9.21	9.20

	As of or for the Three Months Ended		As of or for the
			Year Ended
	March 31, 2006	March 31, 2005	December 31, 2005

	(Dollars in thousands except per share data)
Per Share Data
Basic net income per share		0.22	0.91
Diluted net income per share		0.21	0.86
Cash dividends paid		0.00	0.00
Book value at end of period		12.36	13.02
Basic weighted-average shares outstanding		3,641,090	3,642,979
Diluted weighted-average shares outstanding		3,789,078	3,845,777

RISK FACTORS

The company faces vigorous competition for deposits and loans in its market areas which requires the company to offer attractive interest rates on deposits and loans which may negatively impact earnings.
      The banking business is generally a highly competitive business and as such, the company must offer attractive products, including attractive interest rates on loans and deposits which may lower earnings. As of June 30, 2005, based on an FDIC analysis done as of June 30 each year, there were eight other banks in the Monongalia County market area and seven in the Berkeley County market area. Total deposits in the Monongalia County market area were $1.3 billion and include a total of 32 banking offices. Total deposits in the Berkeley County market area were $884 million and includes 28 banking offices. Centra’s deposits accounts for 22.4% of the Monongalia County deposit base and 16.3% of Berkeley County. Centra is the primary locally owned bank in both regions.
      For most of the services which Centra provides, there is also competition from financial institutions other than commercial banks, for instance, savings and loan associations and credit unions. Offices of national brokerage firms also reside in both markets. In addition, some traditional banking services or competing services are offered by insurance companies, investment counseling firms and other business firms and individuals. These entities may have significantly greater financial and marketing resources than Centra has.
      The existence of larger financial institutions in Monongalia and Berkeley Counties, West Virginia, some of which are owned by larger regional or national companies, influence the competition in Centra’s market area. The principal competitive factors in the market for deposits and loans are interest rates, either paid on deposits or charged on loans. West Virginia law allows statewide branch banking which provides increased opportunities for Centra, but it also increases the potential competition for Centra in its service area. In addition, in 1994, Congress passed the Riegle-Neal Interstate Banking and Branching Efficiency Act. Under this Act, absent contrary action by a state’s legislature, interstate branch banking was allowed to occur after June 1, 1997. States are permitted to elect to participate to a variety of degrees in interstate banking or states may elect to “opt out.” In 1996, the West Virginia Legislature elected to “opt in.” Accordingly, out-of-state banks may form de novo banks or may acquire existing branches of West Virginia banks on a reciprocal basis.

The company’s lending limit may prevent it from attracting higher volume customers and therefore, the company may lose potential customers to larger competitors.
      In the future, Centra may not be able to attract larger volume customers because the size of loans that the company can offer to potential customers is less than the size of the loans that many of the company’s larger competitors can offer. Accordingly, the company may lose customers seeking large loans. We anticipate that our lending limit will continue to increase proportionately with the company’s growth in earnings; however, the company may not be able to successfully attract or maintain larger customers. To date, Centra’s management does not believe that this risk has significantly impacted Centra.

The company engages in commercial and consumer lending activities which are riskier than residential real estate lending.
      Centra originates loans that involve a greater degree of risk than loans involving residential real estate lending. Commercial business loans may involve greater risks than other types of lending because they are often made based on varying forms of collateral, and repayment of these loans often depends on the success of the commercial venture. Consumer loans may involve greater risk because adverse changes in borrowers’ incomes and employment after funding of the loans may impact their abilities to repay the loans. To date, Centra has not been significantly impacted by this risk.

The company has limited control over its profitability because the company cannot control the various factors that can cause fluctuations in interest rates.
      Aside from credit risk, the most significant risk resulting from Centra’s normal course of business, extending loans and accepting deposits, is interest rate risk. If market interest rate fluctuations cause Centra’s cost of funds to increase faster than the yield of its interest-earning assets, then its net interest income will be reduced. Centra’s results of operations depend to a large extent on the level of net interest income, which is the difference between income from interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Interest rates are highly sensitive to many factors that are beyond the company’s control, including general economic conditions and the policies of various governmental and regulatory authorities.
      To effectively monitor the interest rate risk discussed above, Centra uses a well-known computer model to project the change in net interest income under various changes in interest rates. To provide guidance to management, Centra’s board of directors, through its Asset/ Liability Committee, has established a policy related thereto which includes interest rate risk parameters within which to operate. As of December 31, 2005, Centra’s interest rate risk is within the parameters.

The company’s success depends on the company’s management team.
      The departure of one or more of the company’s officers or other key personnel could adversely affect the company’s operations and financial position. The company’s management makes most decisions that involve the company’s operations. The key personnel have all been with Centra since the company was formed in 1999. These key personnel include Douglas J. Leech, Timothy Saab, Henry M. Kayes, Kevin D. Lemley and Karla J. Strosnider and to management’s knowledge, none of these individuals currently plan to retire or are planning to leave the company. The company has entered into employment contracts with all of these individuals.

An economic slowdown in our market area could cause more loan delinquencies, more foreclosures, less demand for the company’s products and services and a decline in the value of loan collateral.
      Because Centra focuses our business in the Monongalia and Berkeley county markets, an economic slowdown in these areas could hurt our business. An economic slowdown could have the following consequences:

•	Loan delinquencies may increase;

•	Problem assets and foreclosures may increase;

•	Demand for the products and services of the company may decline; and

•	Collateral (including real estate) for loans made by the company may decline in value, in turn reducing customers’ borrowing power and making existing loans less secure.
Currently, management does not anticipate a slowdown in its market areas because Monongalia and Berkeley Counties represent the fastest growing areas in West Virginia.

The company is highly regulated.
      The operations of the company are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on them. Policies adopted or required by these governmental authorities can affect the company’s business operations, including earnings due to cost of compliance with various banking regulations and the availability, growth and distribution of the company’s investments, borrowings and deposits.

The company may incur increased charge-offs and additional loan loss provision due to negative credit in the future.
      In the future, the company could experience negative credit quality trends that could lead to a deterioration of asset quality. A deterioration in asset quality could require the company to incur loan charge-offs in the future and incur additional loan loss provision, both of which would have the effect of decreasing earnings.

The company has no current plans to declare cash dividends.
      Most likely, the company will not pay cash dividends for the next several years. Accordingly, any return on shares of the company’s stock would be from capital appreciation alone.

Centra Financial’s proposed acquisition of Smithfield is subject to a number of conditions, many of which are beyond the control of Centra Financial.
      The completion of the acquisition of Smithfield depends on a number of conditions being satisfied. These conditions include the following:

•	approval of the acquisition by the necessary state and federal regulatory authorities;

•	the absence of any order, injunction, decree, law or regulation that would prohibit the merger or make it illegal; and

•	the accuracy of certain representations and warranties by the parties.
      The acquisition will be completed only if all conditions are satisfied or waived. Centra Financial cannot be certain when, or if, the conditions to the acquisition will be satisfied or waived, or that the acquisition will be completed.

The integration of Smithfield with Centra Financial’s business may be difficult.
      There are uncertainties in integrating the operations of Smithfield into Centra Financial that could affect whether the transaction will enhance the earnings of Centra Financial. The success of this merger will depend on a number of factors, including, but not limited to, the combined company’s ability to:

•	integrate Smithfield’s operations with the operations of Centra Bank;

•	maintain existing relationships with the depositors of Smithfield to minimize withdrawals of deposits subsequent to the acquisition;

•	maintain and enhance existing relationships with borrowers to limit unanticipated losses from Centra Bank’s loans and the loans of Smithfield;

•	retain and attract qualified personnel; and

•	compete effectively in the communities served by Centra Bank and Smithfield, and in nearby communities.
      The combined company’s failure to successfully integrate Smithfield with Centra Bank may harm Centra Financial’s financial condition and results of operations.

Since July 27, 2004, Smithfield has operated under an Order to Cease and Desist issued by the Federal Deposit Insurance Corporation. Smithfield consented to the issuance of the Order, without admitting or denying any alleged charges of unsafe and unsound banking practices or violations of law.
      The Order requires Smithfield to:

•	analyze management and staffing requirements, using an independent consultant, and develop a plan based on the consultant’s recommendations;

•	analyze and assess the composition and effectiveness of the board of directors, using an independent consultant and develop a plan based on the consultant’s recommendations;

•	develop a plan to increase capital;

•	decrease adverse exposure to interest rate changes;

•	review and revise its investment policy;

•	charge off or collect certain loans;

•	increase the allowance for loan and lease losses and revise the method for calculating this allowance;

•	develop a written earnings plan with goals and strategies;

•	refrain from additional extensions of credit to certain borrowers;

•	adopt a written program with respect to indirect automobile loans;

•	revise and adopt lending and collection policies and procedures;

•	develop and adopt a policy with respect to loans to insiders and related interests;

•	take corrective actions with respect to the federal Bank Secrecy Act and retain a third party to test for compliance;

•	review and amend certain Reports of Condition;

•	pay dividends only under certain circumstances;

•	refrain from entering into any agreements with “golden parachutes,” or payments after termination of employment of officers, and refrain from making any such payments;

•	refrain from accepting or renewing brokered, or high-yield deposits;

•	develop and implement information technology policies and correct certain deficiencies in information technology;

•	appoint a consumer compliance officer, adopt a consumer compliance program and enhance the consumer compliance audit;

•	adopt policies and procedures to train loan officers;

•	correct certain violations of law and regulation;

•	appoint a compliance committee of the board of directors; and

•	make certain reports to shareholders and regulatory agencies.
      In January of 2006, civil money penalties ranging from $5,000 to $160,000 were assessed against each of the Smithfield directors, and two former directors agreed not to participate in the affairs of any financial institution.
      Centra believes that its experienced management, its compliance policies, programs and systems and its expertise in lending and interest rate risk management can be used to correct any remaining deficiencies in Smithfield’s compliance with the Order.
SPECIAL CAUTIONARY NOTE
REGARDING FORWARD-LOOKING STATEMENTS
      When used in this prospectus, in Centra Bank’s or Centra Financial’s press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases “are expected to,” “estimate,” “is anticipated,” “project,” “will continue,” “will likely result,” “plans to” or similar expressions are intended to identify “forward-looking statements.” These types of statements are subject to risks and uncertainties, including changes in economic conditions in the bank’s market area, changes in policies by regulatory agencies, fluctuation in interest rates, demand for loans in the bank’s market area, and competition that could cause actual results to differ materially from what the bank or Centra Financial have presently anticipated or projected. The bank and Centra Financial wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. The bank and Centra Financial wish to advise readers that factors addressed within this prospectus would affect the bank’s financial performance and could cause the bank’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The factors we list in the section “Risk Factors” provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.
      Where any forward-looking statement includes a statement of the assumptions or bases underlying the forward-looking statement, the bank and Centra Financial caution that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material. We cannot assure you that any statement of expectation or belief in any forward-looking statement will result, or be achieved or accomplished.
TERMS OF THE OFFERING
      Centra Financial is offering up to 833,333 shares of common stock at a cash price of $18.00 per share. Each investor must execute a subscription agreement and deliver $18.00 for each share the investor wishes to acquire. Checks must be made payable to “Centra Financial Holdings, Inc.” Subject to the provisions below, each investor must purchase a minimum of 100 shares and may purchase no more than 27,777 shares. At the board’s discretion, Centra Financial may waive the maximum amount of shares that may be purchased. Further, Centra Financial reserves the right to cancel or modify subscriptions, in whole or in part, for any reason. Centra Financial also reserves the right to reject any and all subscriptions and to determine the order in which it will accept subscriptions. The full subscription price per share must be paid at the time an investor subscribes for shares, unless the company agrees to other arrangements concerning the time and place of full payment. Funds raised from the offering will be immediately available to Centra Financial for use and therefore, Centra Financial will not use an escrow account. Additionally, there is no established minimum amount Centra Financial is required to raise before it may use funds for the purposes described in “Use of Proceeds.” The offering will terminate on or before                     , 2006. Centra Financial is not aware of any expected purchase amounts by its officers or directors.
      Centra Financial’s Board of Directors has established general guidelines for management to determine offerees of common stock of the company. These guidelines allow significant discretion to management as to whom may be offered the company’s common stock. Factors which may be considered in determining who the offerees are in this offering include:

•	existence of accounts or purchases of products with the company and its subsidiaries;

•	the profitability and volume of the existing accounts and products;

•	the longevity of the account relationship;

•	future growth potential of the relationship between the company and its subsidiaries and the offeree;

•	whether the offeree has in the past or may in the future, refer other persons as customers to the company and its subsidiaries;

•	whether the offeree is an employee of the company or its subsidiaries;

•	whether management of the company deems, in its discretion, that the offeree would be beneficial to the company, by virtue of ongoing business development or referrals, general reputation, or otherwise; and

•	any other factor that management determines relevant.
      In addition to the foregoing factors, management may provide preferential treatment in the opportunity to purchase shares to the company’s and its subsidiaries’ employees who have assisted in the development and growth of the company and its business and to provide incentives to other persons to continue to assist in the company’s growth. These guidelines are not binding on management, and the Board of Directors has vested in management the discretion to determine the identities of the offerees of the common stock.

USE OF PROCEEDS
      Centra Financial will use the proceeds of the offering toward the $28.5 million acquisition of Smithfield State Bank. Centra Financial anticipates using the proceeds from this offering as follows:

Amount of
Use	Proceeds

Acquisition of Smithfield	$15,000,000

Total Use of Proceeds	$15,000,000

Centra Financial anticipates borrowing an additional $13,500,000 to finance the acquisition. Any further amounts needed to complete the Smithfield acquisition will be funded by dividends Centra Financial receives from Centra Bank.

CAPITALIZATION
      The following table sets forth our actual capitalization as of the respective dates:

	March 31,			December 31,

	2006		2005	2005	2004

	(In thousands)			(In thousands)
Stockholders’ equity:
Preferred Stock, par value $1.00; 1,000,000 shares authorized; none issued		$—	$—	$—	$—
Common Stock, $1.00 par value; 50,000,000 shares authorized; 2,817,309 and 2,552,506 issued and outstanding at March 31, 2006 and December 31, 2005, and March 31, 2005 and December 31, 2004, respectively			2,552	2,817	2,552
Additional paid-in capital			25,185	25,016	25,185
Accumulated earnings			2,882	6,033	2,046
Accumulated other comprehensive income (loss)			(92)	7	(38)

Total capitalization	$		$30,527	$33,873	$29,745

MARKET PRICE AND DIVIDEND DATA
      Centra Financial’s common shares are not traded on any national exchange.
      The table presented below sets forth the estimated market value for the indicated periods based upon sales known to management with respect to Centra Financial’s common shares. The information set forth in the table is based on Centra Financial’s knowledge of certain arm’s-length transactions in the stock. In addition, dividends are subject to the restrictions described in Note 12 to the financial statements included elsewhere in this prospectus.
      Quarterly Market and Dividend Information:

	2006		2005		2004

	Estimated		Estimated		Estimated
	Market Value		Market Value		Market Value
	per Share	Dividend	per Share	Dividend	per Share	Dividend

Fourth Quarter	$—	$—	$14.77	$0.00	$12.81	$0.00
Third Quarter	—	—	14.77	0.00	12.81	0.00
Second Quarter	—	—	14.54	0.00	12.81	0.00
First Quarter	14.77	0.00	13.63	0.00	12.81	0.00
      Centra Financial had 734 stockholders of record at December 31, 2005.
      Centra has not initiated any plans to repurchase its stock nor has it repurchased any stock since its formation in 1999.
      Centra Financial’s stockholders are entitled to receive dividends when and as declared by its board of directors, subject to various regulatory restrictions. Dividends of the bank to Centra Financial are subject to the restrictions contained in W.Va. Code § 31A-4-25. That statute provides that not less than one-tenth part of the net profits of the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends) must be carried to a bank’s surplus fund until the surplus fund equals the amount of its capital stock. The prior approval of the West Virginia Commissioner of Banking is required if the total of all dividends declared by a state bank in any calendar year will exceed the bank’s net profits for that year combined with its retained net profits for the preceding two years. The statute defines “net profits” as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting all current operating expenses, actual losses and all federal and state taxes.
DESCRIPTION OF BUSINESS
      You should read the following description of our business in conjunction with the information included elsewhere in this prospectus. This description contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements as a result of certain factors set forth in “Risk Factors” and elsewhere in this prospectus.
      The company was formed on October 25, 1999 as a bank holding company. The bank was formed on September 27, 1999 and chartered under the laws of the state of West Virginia. The bank commenced operations on February 14, 2000. During the first quarter of 2001, Centra Financial formed two second-tier holding companies (Centra Financial Corporation — Morgantown, Inc. and Centra Financial Corporation — Martinsburg, Inc.) to manage the banking operations of Centra Bank, the sole bank subsidiary, in those markets.
      Centra operates offices in the Suncrest, Waterfront, Cheat Lake, and Sabraton areas of Morgantown, and the Williamsport Pike, Foxcroft Avenue, and South Berkeley areas of Martinsburg, West Virginia. At December 31, 2005, Centra had total assets of $550.8 million, total loans of $463.5 million, total deposits of $484.5 million and total stockholders’ equity of $33.9 million.
      Centra’s business activities are currently confined to a single segment which is community banking. As a community banking entity, Centra offers its customers a full range of products through various delivery channels. Such products and services include checking accounts, NOW accounts, money market and savings accounts, time certificates of deposit, commercial, installment, commercial real estate and residential real estate mortgage loans, debit cards, and safe deposit rental facilities. Centra also offers travelers checks and official checks. Services are provided through our walk-in offices, automated teller machines (“ATMs”), seven automobile drive-in facilities, banking by phone and internet-based banking. Additionally, Centra offers a full line of investment products through an unaffiliated registered broker-dealer.
      During 2005, Centra Financial established Title Services Inc., a subsidiary of Centra Bank. Title Services is authorized to sell title insurance by the West Virginia Insurance Commission and the West Virginia Division of Banking. Title Services offers a full-line of title insurance products which are underwritten through an independent title insurance company.
      At December 31, 2005, the company had 164 full-time equivalent employees. Centra’s principal office is located at 990 Elmer Prince Drive, Morgantown, West Virginia 26505, and its telephone number is (304) 598-2000. Centra’s Internet web site is www.centrabank.com.
      Since the opening date of February 14, 2000, Centra has experienced significant growth in assets, loans, and deposits due to overwhelming community and customer support, both in the Monongalia and Berkeley county markets.
      During 2005, Centra continued to focus on internal growth as the primary method for reaching performance goals. Centra continuously reviews key performance indicators to measure our success.
      In September 2004, Centra Financial completed the private placement of $10,000,000 Floating Rate, Trust Preferred Securities through its Centra Financial Statutory Trust 1 subsidiary. The proceeds of the offering were used for general corporate purposes, including providing capital to its subsidiary bank, Centra Bank, Inc. The securities mature in 30 years and are redeemable by the company after five years. The securities are at an interest cost of 2.29% over the three-month LIBOR rate, reset quarterly. Interest payments are due in March, June, September, and December.

Recent Additions
      During the third quarter of 2005, Centra Financial opened a full-service banking facility in Inwood, Berkeley County, West Virginia. This full-service banking facility replaced the temporary office on an adjacent site that Centra operated pending the completion of the permanent facility.
Customers and Markets
      The company’s market areas have a diverse economic structure. Principal industries or employers in Monongalia County include health care, West Virginia University, metals, plastics and petrochemical manufacturing; oil, gas and coal production; and related support industries. Principal industries in Berkeley County include manufacturing, warehousing, Federal government, and printing and binding. In addition, tourism, education and other service-related industries are important and growing components of the economy of both markets. Consequently, Centra Financial does not depend upon any one industry segment for its business opportunities.
      Centra originates various types of loans, including commercial and commercial real estate loans, residential real estate loans, home equity lines of credit, real estate construction loans, and consumer loans (loans to individuals). In general, Centra retains most of its originated loans (exclusive of certain long-term, fixed rate residential mortgages that are sold servicing released) and, therefore, secondary market activity is minimal. However, loans originated in excess of Centra’s legal lending limit are participated to other banking institutions and the servicing of those loans is retained by Centra. Centra’s loan originations include a broad range of industrial classifications. Management has identified three areas of loan concentrations to borrowers engaged in the same or similar industries. However, loans within these areas are not concentrated to a single borrower or in a single geographic area. Management does not believe these concentrations are detrimental to the bank, although new loan requests in those areas are more closely scrutinized before approving additional loans in those categories. Centra has no loans to foreign entities. Centra’s lending market areas are primarily concentrated in Monongalia and Berkeley County, West Virginia, and neighboring areas of Pennsylvania, West Virginia, Virginia, Maryland and Ohio.
Commercial Loans
      At December 31, 2005, Centra had outstanding approximately $305.3 million in commercial loans, including commercial, commercial real estate, financial and agricultural loans. These loans represented approximately 66% of the total aggregate loan portfolio as of that date.
      Lending Practices. Commercial lending entails significant additional risks as compared with consumer lending (i.e., single-family residential mortgage lending, and installment lending). In addition, the payment experience on commercial loans typically depends on adequate cash flow of a business and thus may be subject, to a greater extent, to adverse conditions in the general economy or in a specific industry. Loan terms include amortization schedules commensurate with the purpose of each loan, the source of repayment and the risk involved. Extensions of credit to borrowers whose aggregate total debt, including the principal amount of the proposed loan, exceeds $2.0 million require board approval. The primary analysis technique used in determining whether to grant a commercial loan is the review of a schedule of estimated cash flows to evaluate whether anticipated future cash flows will be adequate to service both interest and principal due. In addition, Centra reviews collateral to determine its value in relation to the loan in the event of a foreclosure.
      Centra presents all new loans with an aggregate outstanding balance greater than $100,000 to the board of directors on a monthly basis. If deterioration in credit worthiness has occurred, Centra takes effective and prompt action designed to assure repayment of the loan. Upon detection of the reduced ability of a borrower to meet original cash flow obligations, the loan is considered an impaired loan and reviewed for possible downgrading or placement on non-accrual status.

Consumer Loans
      At December 31, 2005, Centra had outstanding consumer loans in an aggregate amount of approximately $42.5 million or approximately 9% of the aggregate total loan portfolio.
      Lending Practices. Consumer loans generally involve more risk as to collectibility than mortgage loans because of the type and nature of the collateral and, in certain instances, the absence of collateral. As a result, consumer lending collections are dependent upon the borrower’s continued financial stability, and thus are more likely to be adversely affected by employment loss, personal bankruptcy, or adverse economic conditions. Credit approval for consumer loans requires demonstration of sufficiency of income to repay principal and interest due, stability of employment, a positive credit record and sufficient collateral for secured loans. It is the practice of Centra to review its delinquent and nonperforming consumer loans monthly and to charge off loans that do not meet its standards and to adhere strictly to all laws and regulations governing consumer lending. The loan committees are responsible for monitoring performance in this area, and for advising and updating loan personnel.
      Centra offers credit life insurance and accident and health insurance to all qualified buyers, thus reducing risk of loss when a borrower’s income is terminated or interrupted.
Real Estate Loans
      At December 31, 2005, Centra had approximately $115.7 million of residential real estate loans, home equity lines of credit, and construction mortgages outstanding, representing 25% of total loans outstanding.
      Lending Practices. Centra generally requires that the residential real estate loan amount be no more than 80% of the purchase price or the appraised value of the real estate securing the loan, unless the borrower obtains private mortgage insurance for the percentage exceeding 80%. Centra may lend up to 100% of the appraised value of the real estate. The risk conditions of these loans are considered during underwriting. Loans made in this lending category are generally one to three year adjustable rate, fully amortizing mortgages. Centra also originates fixed or adjustable rate real estate loans and generally sells these loans in the secondary market, servicing released. All real estate loans are secured by first mortgages with evidence of title in favor of Centra in the form of an attorney’s opinion of the title or a title insurance policy. Centra also requires proof of hazard insurance with Centra named as the mortgagee and as the loss payee. Generally, full appraisals are obtained for all mortgage loans. Appraisals are obtained from licensed appraisers.
      Home Equity Loans. Home equity lines of credit are generally made as second mortgages by Centra. The maximum amount of a home equity line of credit is generally limited to 80% of the appraised value of the property less the balance of the first mortgage. Centra will lend up to 100% of the appraised value of the property at higher interest rates which are considered compatible with the additional risk assumed in these types of loans. The home equity lines of credit are written with 20 year terms, but are subject to review upon request for renewal.
      Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, Centra may advance funds beyond the amount originally committed to permit completion of the project.
Competition
      Centra experiences significant competition in attracting depositors and borrowers. Competition in lending activities comes principally from other commercial banks, savings associations, insurance companies, governmental agencies, credit unions, brokerage firms and pension funds. The primary factors in competing for loans are interest rate and overall lending services. Competition for deposits comes from other commercial banks, savings associations, money market funds and credit unions as well as from insurance companies and brokerage firms. The primary factors in competing for deposits are interest rates paid on deposits, account liquidity, convenience of office location, and overall financial condition. Centra believes that its size and community approach provide flexibility, which enables the bank to offer an array of banking products and services.
      Centra primarily focuses on the Morgantown and Martinsburg markets for its products and services. Management believes Centra has developed a niche and a level of expertise in serving these communities.
      Centra operates under a “needs-based” selling approach that management believes has proven successful in serving the financial needs of most customers. It is not Centra’s strategy to compete solely on the basis of interest rate. Management believes that a focus on customer relationships and service will promote our customers’ continued use of Centra’s financial products and services, and will lead to enhanced revenue opportunities.
Properties
      Centra Financial’s sole banking subsidiary, Centra Bank, leases its main office on Elmer Prince Drive and the Cheat Lake office in Morgantown. The bank also leases its offices on Foxcroft Avenue and Williamsport Pike in Martinsburg. Rent expense on the leased properties totaled $764,000 in 2005, $686,000 in 2004, and $582,000 in 2003. The main banking office is leased from a Limited Liability Company, two-thirds of which is owned by two directors of Centra Financial. Rent expense for the building approximated $330,000, $346,000, and $297,000 in 2005, 2004, and 2003, respectively. The land on which the temporary facility in Inwood, West Virginia, was placed is owned by a director of the Martinsburg region and 2005 lease expense totaled $7,000. The use of that land ceased upon the opening of the permanent facility in July, 2005.
      Additional information concerning the property and equipment owned or leased by Centra Financial and its subsidiaries is referenced from “Note 5. Bank Premises and Equipment” of the Notes to the Consolidated Financial Statements included herein.
Employees
      At December 31, 2005, Centra Financial had 164 full-time equivalent employees.
Legal Proceedings
      There are no pending legal proceedings to which Centra Financial or its subsidiaries are a party or to which any of their property is subject.
Supervision and Regulation
      The following is a summary of certain statutes and regulations affecting Centra Financial and its subsidiaries, and is qualified in its entirety by reference to such statutes and regulations:
      Bank Holding Company Regulation. Centra Financial is a bank holding company under the Bank Holding Company Act of 1956, which restricts the activities of Centra Financial and any acquisition by Centra Financial of voting stock or assets of any bank, savings association or other company. Centra Financial is also subject to the reporting requirements of, and examination and regulation by, the Federal Reserve Board. Centra’s subsidiary bank, Centra Bank, is subject to restrictions imposed by the Federal Reserve Act on transactions with affiliates, including any loans or extensions of credit to Centra Financial or its subsidiaries, investments in the stock or other securities thereof and the taking of such stock or securities as collateral for loans to any borrower; the issuance of guarantees, acceptances or letters of credit on behalf of Centra Financial and its subsidiaries; purchases or sales of securities or other assets; and the payment of money or furnishing of services to Centra Financial and other subsidiaries. Centra Financial is prohibited from acquiring direct or indirect control of more than 5% of any class of voting stock or substantially all of the assets of any bank holding company without the prior approval of the Federal Reserve Board. Centra Financial and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with extensions of credit and/or the provision of other property or services to a customer by Centra Financial or its subsidiaries.

      On July 30, 2002, the Senate and the House of Representatives of the United States (Congress) enacted the Sarbanes-Oxley Act of 2002, a law that addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. The New York Stock Exchange proposed corporate governance rules that were enacted by the Securities and Exchange Commission. The changes are intended to allow stockholders to more easily and efficiently monitor the performance of companies and directors, and should not significantly impact Centra Financial.
      Effective August 29, 2002, as directed by Section 302(a) of Sarbanes-Oxley, Centra’s chief executive officer and chief financial officer are each required to certify that Centra’s Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of Centra Financial’s internal controls; they have made certain disclosures to Centra Financial’s auditors and the audit committee of the Board of Directors about Centra Financial’s internal controls; and they have included information in Centra’s Quarterly and Annual Reports about their evaluation and whether there have been significant changes in Centra Financial’s internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation. Effective in 2007, Section 404 of Sarbanes-Oxley will become applicable to Centra Financial.
      The Gramm-Leach-Bliley Act (also known as the Financial Services Modernization Act of 1999) permits bank holding companies to become financial holding companies. This allows them to affiliate with securities firms and insurance companies, and to engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, is well managed and has at least a satisfactory rating under the Community Reinvestment Act. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.
      The Financial Services Modernization Act defines “financial in nature” to include: securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. A bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory Community Reinvestment Act rating. The specific effects of the enactment of the Financial Services Modernization Act on the banking industry in general and on Centra in particular have yet to be determined because of that Act’s recent adoption.
      Banking Subsidiary Regulation. Centra Bank was chartered as a state bank and is regulated by the West Virginia Division of Banking and the Federal Deposit Insurance Corporation. Centra Bank provides FDIC insurance on its deposits and is a member of the Federal Home Loan Bank of Pittsburgh.
International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001
(USA Patriot Act).
      The International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (the “Patriot Act”) was adopted in response to the September 11, 2001 terrorist attacks. The Patriot Act provides law enforcement with greater powers to investigate terrorism and prevent future terrorist acts. Among the broad-reaching provisions contained in the Patriot Act are several provisions designed to deter terrorists’ ability to launder money in the United States and provide law enforcement with additional powers to investigate how terrorists and terrorist organizations are financed. The Patriot Act creates additional requirements for banks, which were already subject to similar regulations. The Patriot Act authorizes the Secretary of the Treasury to require financial institutions to take certain “special measures” when the Secretary suspects that certain transactions or accounts are related to money laundering. These special measures may be ordered when the Secretary suspects that a jurisdiction outside of the United States, a financial institution operating outside of the United States, a class of transactions involving a jurisdiction outside of the United States or certain types of accounts are of “primary money laundering concern.” The special measures include the following: (a) require financial institutions to keep records and report on the transactions or accounts at issue; (b) require financial institutions to obtain and retain information related to the beneficial ownership of any account opened or maintained by foreign persons; (c) require financial institutions to identify each customer who is permitted to use a payable-through or correspondent account and obtain certain information from each customer permitted to use the account; and (d) prohibit or impose conditions on the opening or maintaining of correspondent or payable-through accounts.
Federal Deposit Insurance Corporation
      The FDIC insures the deposits of Centra Bank, and Centra Bank is subject to the applicable provisions of the Federal Deposit Insurance Act. The FDIC may terminate a bank’s deposit insurance upon finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition enacted or imposed by the bank’s regulatory agency.
Federal Home Loan Bank
      The FHLB provides credit to its members in the form of advances. As a member of the FHLB of Pittsburgh, Centra Bank must maintain an investment in the capital stock of that FHLB in an amount equal to the greater of 1.0% of the aggregate outstanding principal amount of its respective residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or 5% of its advances from the FHLB.
Capital Requirements
      Federal Reserve Board. The Federal Reserve Board has adopted risk-based capital guidelines for bank holding companies. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning assets and off-balance sheet items to broad risk categories. For further discussion regarding Centra’s risk-based capital requirements, see Note 12 of the Notes to the Consolidated Financial Statements included herein.
      West Virginia Division of Banking. State banks, such as Centra Bank, are subject to similar capital requirements adopted by the West Virginia Division of Banking.
Limits on Dividends
      Centra Financial’s ability to obtain funds for the payment of dividends and for other cash requirements largely depends on the amount of dividends Centra Bank declares. However, the Federal Reserve Board expects Centra Financial to serve as a source of strength to Centra Bank. The Federal Reserve Board may require Centra Financial to retain capital for further investment in Centra Bank, rather than pay dividends to its shareholders. Centra Bank may not pay dividends to Centra Financial if, after paying those dividends, Centra Bank would fail to meet the required minimum levels under the risk-based capital guidelines and the minimum leverage ratio requirements. Centra Bank must have the approval from the West Virginia Department of Banking if a dividend in any year would cause the total dividends for that year to exceed the sum of the current year’s net earnings as defined and the retained earnings for the preceding two years as defined, less required transfers to surplus. These provisions could limit Centra Financial’s ability to pay dividends on its outstanding common shares. As disclosed in Note 12 of the Notes to the Consolidated Financial Statements included herein, Centra Financial has $12,053,000 available for dividends at January 1, 2006.
Federal and State Laws
      Centra Bank is subject to regulatory oversight under various consumer protection and fair lending laws. These laws govern, among other things, truth-in-lending disclosure, equal credit opportunity, fair credit reporting and community reinvestment. Failure to abide by federal laws and regulations governing community reinvestment could limit the ability of a bank to open a new branch or engage in a merger transaction. Community reinvestment regulations evaluate how well and to what extent a bank lends and invests in its designated service area, with particular emphasis on low-to-moderate income communities and borrowers in such areas.
Monetary Policy and Economic Conditions
      The business of financial institutions is affected not only by general economic conditions, but also by the policies of various governmental regulatory agencies, including the Federal Reserve Board. The Federal Reserve Board regulates money and credit conditions and interest rates to influence general economic conditions primarily through open market operations in U.S. government securities, changes in the discount rate on bank borrowings and changes in the reserve requirements against depository institutions’ deposits. These policies and regulations significantly affect the overall growth and distribution of loans, investments and deposits, and the interest rates charged on loans, as well as the interest rates paid on deposits and accounts.
      The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to have significant effects in the future. In view of the changing conditions in the economy and the money markets, and the activities of monetary and fiscal authorities, Centra Financial cannot predict future changes in interest rates, credit availability or deposit levels.
Effect of Environmental Regulation
      Centra Financial’s primary exposure to environmental risk is through the bank’s lending activities. In cases when management believes environmental risk potentially exists, Centra mitigates its environmental risk exposures by requiring environmental site assessments at the time of loan origination to confirm collateral quality as to commercial real estate parcels posing higher than normal potential for environmental impact, as determined by reference to present and past uses of the subject property and adjacent sites. Environmental assessments are typically required prior to any foreclosure activity involving non-residential real estate collateral.
      With regard to residential real estate lending, management reviews those loans with inherent environmental risk on an individual basis, and makes decisions based on the dollar amount of the loan and the materiality of the specific credit.
      Centra Financial anticipates no material effect on anticipated capital expenditures, earnings or competitive position as a result of compliance with federal, state or local environmental protection laws or regulations.
Smithfield State Bank of Smithfield, Pa.
      Centra Financial has agreements with the holders of 76.1% of the issued and outstanding shares of Smithfield State Bank of Smithfield, Pa., to acquire those shareholders’ shares of Smithfield. Additionally, on April 7, 2006, Centra Financial entered into an agreement and plan of merger with Smithfield, whereby a newly-formed subsidiary of Centra will merge with Smithfield and the remaining shareholders of Smithfield will receive $40 per share of each share of Smithfield owned by them.
      Smithfield will initially be operated as a separate institution under the Centra brand name. Ultimately, Centra Financial expects to use its standard expansion model. Under that model, Smithfield would merge with and into Centra Bank. Centra Financial would form a sub-tier holding company, which would have a board of directors consisting of local business persons from the Fayette County, Pennsylvania area, along with representatives from Centra Bank’s existing board of directors. This sub-tier holding company would enter into a management contract with Centra Bank for operations of Smithfield in the Fayette County area.
      All of the foregoing is subject to approval of the Board of Governors of the Federal Reserve, the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. Centra Financial expects approval from the Federal Reserve and the Pennsylvania Department of Banking on or before May 15, 2006.
      Smithfield is a private company with assets of approximately $236 million. It operates four offices, including its headquarters in Smithfield. Smithfield is a state-chartered bank founded in 1924.

PRO FORMA COMBINED CAPITALIZATION

	March 31,		December 31,

	2006	2005	2005	2004

		(Unaudited)
	(In thousands)		(In thousands)
Stockholders’ equity:
Preferred Stock, par value $1.00; 1,000,000 shares authorized; none issued	$—	$—	$—	$—
Common Stock, $1.00 par value; 50,000,000 shares authorized; 3,650,642 issued and outstanding at March 31, 2006 and December 31, 2005, and 3,385,839 issued and outstanding at March 31, 2005 and December 31, 2004, respectively		3,385	3,650	3,385
Additional paid-in capital		39,352	39,183	39,352
Accumulated earnings		2,882	6,033	2,046
Accumulated other comprehensive income (loss)		(92)	7	(38)

Total capitalization	$—	$45,527	$48,873	$44,745

PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
      The unaudited pro forma financial information on the following pages have been prepared to reflect the proposed merger of Centra Financial and Smithfield. The unaudited pro forma combined balance sheets have been prepared to reflect the merger as if it occurred on December 31, 2005. The unaudited pro forma combined statements of income have been prepared to reflect the merger as if it occurred on January 1, 2005.
      The merger will be accounted for using the purchase method of accounting; accordingly, Centra Financial’s cost to acquire Smithfield will be allocated to the assets (including identifiable intangible assets such as core deposit intangibles) and liabilities at their respective fair values on the date the merger is consummated. The unaudited pro forma purchase accounting adjustments presented are estimates and could differ materially from the actual adjustments made at the consummation date of the mergers. The assumptions used to estimate the value of Smithfield’s assets (including identifiable assets) and liabilities for purposes of generating pro forma adjustments are based upon the most recent available information. These assumptions will change as additional information becomes available and completion of a final analysis to determine the fair values of the assets and liabilities of Smithfield is performed to record the final purchase accounting adjustments at the date of the transaction.
      The unaudited pro forma combined financial information is presented for informational purposes only and does not reflect (a) anticipated expenses and nonrecurring charges that may result from the merger and (b) estimated expense savings and revenue enhancements anticipated to result from the merger. This information includes various estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be obtained in the future.

Centra Financial Holdings, Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2005

	Centra Financial	Smithfield	Pro Forma		Pro Forma
	Holdings, Inc.	State Bank	Adjustments		Combined

	(Amounts in thousands, except share data)
ASSETS
Cash and due from banks	$11,162	$8,107	$(831	)(A)	$18,438
Other Investments	1,634	103	—		1,737
Securities	49,748	174,498	—		224,246
Federal funds sold	10,633	—	—		10,633
Net loans and leases	456,589	48,657	(800	)(B)	504,446
Premises and equipment	9,264	1,391	336	(B)	10,991
Other assets	11,726	3,488	10,042	(C)	25,256

Total Assets	$550,756	$236,244	$8,747		$795,747

LIABILITIES
Deposits	$484,532	$215,762	$(2,162	)(B)	$698,132
Other Borrowed Funds	18,536	—	13,500	(A)	32,036
Long-term debt	10,000	—	—		10,000
Other Liabilities	3,815	1,206	3,041	(D)	8,062

Total Liabilities	516,883	216,968	14,379		748,230

STOCKHOLDERS’ EQUITY
Preferred stock	—	—
Common stock	2,817	180	653	(E)	3,650
Additional paid-in capital	25,016	420	13,747	(F)	39,183
Retained earnings	6,033	20,382	(21,738	)(G)	4,677
Accumulated other comprehensive income (loss)	7	(1,706)	1,706	(H)	7

Total Stockholders’ Equity	33,873	19,276	(5,632)		47,517

Total Liabilities and Stockholders’ Equity	$550,756	$236,244	$8,747		$795,747

See accompanying notes to pro forma combined consolidated financial information.

Centra Financial Holdings, Inc.
Unaudited Pro Forma Condensed Combined Income Statement for the year ended December 31, 2005

			Pro Forma
	Centra Financial	Smithfield	Adjustments		Pro Forma
	Holdings, Inc.	State Bank	DR (CR)		Combined

	(Amounts in thousands, except share data)
Interest Income
Interest and fees on loans	$28,228	$3,601	$200	(B)	$32,029
Interest on investments	1,302	8,666	—		9,968

Total Interest Income	29,530	12,267	200		41,997
Interest Expense
Interest Expense	11,288	6,502	1,840	(B)	19,630

Total Interest Expense	11,288	6,502	1,840		19,630
Net Interest Income	18,242	5,765	1,640		22,367
Provision for Loan Losses	1,341	85	—		1,426

Net Interest Income After Provision for Loan Losses	16,901	5,680	(1,640)		24,221
Non Interest Income
Non Interest Income	2,888	856	—		3,744

Total Non Interest Income	2,888	856	—		3,744
Non Interest Expense
Salaries and Benefits	6,247	2,557	—		8,804
Occupancy and Equipment Expenses	2,595	560	14	(B)	3,169
Other Expenses	4,623	2,572	606	(C)	7,801

Total Non Interest Expense	13,465	5,689	620		19,774
Income before income taxes	6,324	847	(2,260)		4,911
Income tax expense/(benefit)	2,337	120	(859	)(I)	1,598

Net Income	$3,987	$727	$(1,401)		$3,313

Basic earnings per share	$1.42	$1.01			$0.91
Diluted earnings per share	$1.32	$1.01			$0.86
Basic weighted-average shares outstanding	2,809,646	720,000			3,642,979
Diluted weighted-average shares outstanding	3,012,444	720,000			3,845,777
See accompanying notes to pro forma combined consolidated financial information.
Notes to Pro Forma Combined Consolidated Financial Information (unaudited)

(A)	Adjustment to estimate the impact of additional financing necessary to complete the acquisition. The total cost of the acquisition is estimated to be $28,500,000, whereby an additional $13,500,000 is expected to be borrowed to finance the acquisition.

(B)	Adjustment to estimate the fair value of portfolio loans, premises and equipment and deposits of Smithfield. The fair value adjustments related to portfolio loans and deposits will be amortized into interest income and expense over the estimated remaining life of the acquired assets and liabilities. The fair value adjustment related to premises and equipment will be amortized into occupancy and equipment expense over the remaining life of the acquired assets.

(C)	Adjustment to other assets includes the estimate of core deposit intangible to be recognized and the resulting goodwill from the pro forma adjustments.

(D)	Adjustment to record the accrual for estimated nonrecurring charges that result directly from the transaction and the adjustment to record the net impact of deferred income taxes associated with certain pro forma adjustments.

(E)	Adjustment to record the net impact of the issuance of additional shares of common stock by Centra Financial (833,333 shares at a par value of $1) and the elimination of the historical common stock of Smithfield.

(F)	Adjustment to record the net impact of the issuance of additional shares of common stock by Centra Financial (833,333 shares at an offering price of $18 per share) and the elimination of the historical additional paid-in-capital of Smithfield.

(G)	Adjustment to eliminate the historical retained earnings of Smithfield and the impact of the amortization of the fair value pro forma adjustments for the year ended December 31, 2005.

(H)	Adjustment to eliminate the historical accumulated other comprehensive loss of Smithfield.

(I)	Adjustment represents the tax benefit of pro forma adjustments using a tax rate of 38%.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
      In Management’s Discussion and Analysis, we review and explain the general financial condition and the results of operations for Centra Financial and its subsidiaries. We have designed this discussion to assist you in understanding the significant changes in Centra Financial’s financial condition and results of operations. We have used accounting principles generally accepted in the United States to prepare the accompanying consolidated financial statements.
      The following discussion and analysis of the Consolidated Financial Statements of Centra Financial is presented to provide insight into management’s assessment of the financial results and operations of Centra Financial. Centra Bank is the sole operating subsidiary of Centra Financial and all comments, unless otherwise noted, are related to the bank. You should read this discussion and analysis in conjunction with the audited Consolidated Financial Statements and footnotes, and the ratios and statistics contained elsewhere in this prospectus.
Application of Critical Accounting Policies
      Centra Financial’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and follow general practices within the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal forecasting techniques.
      The most significant accounting policies followed by the bank are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in management’s discussion and analysis of operations, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses and the provision for income taxes to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.
      The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of losses inherent in classifications of homogeneous loans based on portfolio growth, national and local economic conditions, geographic dispersion of the borrowers, trends in the markets served, historical loss experience of other institutions in these markets, and guidance from the bank’s primary regulator. Non-homogeneous loans are specifically evaluated due to the increased risks inherent in those loans. Management seeks to produce an allowance for loan losses that is appropriate in the circumstances and that complies with applicable accounting and regulatory standards. Management currently utilizes peer group loss experience factors due to lack of a representative historical loss experience due to the de novo nature of the bank. Note 1 to the consolidated financial statements further describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Allowance for Loan Losses section of this financial review.
      Centra Financial is subject to the income tax laws of the United States and certain states where it conducts business. In determining the provision for income tax expense, management must make certain judgments and estimates about the application of the various income tax laws. In preparing its provision for income tax expense, management attempts to make reasonable interpretations of those income tax laws. Such interpretations could be subject to challenge by federal and state taxing authorities or to reinterpretation by management based on an ongoing assessment of facts and circumstances. Further discussion of income taxes, including a reconciliation of the effective tax rate to the statutory rate, is included in Note 9 to the consolidated financial statements.
Recent Accounting Pronouncements and Developments
      Note 1 to the consolidated financial statements discusses new accounting policies adopted by the bank during 2005 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. The adoption of such accounting policies did not materially affect the bank’s financial condition, results of operations, or liquidity.
Three Months Ended March 31, 2006, and March 31, 2005
      [TO BE PROVIDED AT LATER DATE]
Years Ended December 31, 2005, and December 31, 2004
Summary Financial Results
      The bank began operations on February 14, 2000, with a mission to provide community banking to the Morgantown area. During 2005, Centra opened a full-service banking office in the South Berkeley area of Martinsburg. The bank concluded 2005 with total assets of $550.8 million and deposits of $484.5 million.
      Centra Financial earned $3,987,000 in 2005 compared to $2,004,000 in 2004. The earnings equated to a 2005 return on average assets of .80% and a return on average equity of 12.50%, compared to prior year results of .50% and 6.98%, respectively. Basic earnings per share was $1.42 in 2005 compared to $.71 in 2004. Diluted earnings per share was $1.32 in 2005 compared to $.68 in 2004.
      While operating in a challenging interest rate environment, the bank achieved a 6.33% yield on earning assets in 2005 compared to 5.27% in 2004. Despite extensive competition, total loans increased to $463.5 million at December 31, 2005, from $396.9 million at December 31, 2004.
      Deposits increased to $484.5 million at December 31, 2005, from $385.8 million at December 31, 2004, due to continued growth in both the Morgantown and Martinsburg markets. Centra offers an uncomplicated product design accompanied by a simple fee structure that attracted customers at a steady rate during the year. The overall cost of funds for the bank was 2.82% in 2005 compared to 2.11% in 2004. This cost of funds, combined with the earning asset yield, resulted in a net interest margin of 3.92% in 2005 compared to 3.48% in 2004.
      The bank maintained a high-quality, short-term investment portfolio during 2005 to provide liquidity in the balance sheet, to fund loan growth, and to pledge against customers accounts. U.S. government and agency securities comprised the majority of the bank’s investment portfolio at December 31, 2005 and 2004.
Interest Income and Expense
      Net interest income is the amount by which interest income on earning assets exceeds interest expense incurred on interest-bearing liabilities. Interest-earning assets include loans and investment securities. Interest-bearing liabilities include interest-bearing deposits, borrowed funds such as sweep accounts, and term repurchase agreements. Net interest income remains the primary source of revenue for Centra. Net interest income is also impacted by changes in market interest rates, as well as the mix of interest-earning assets and interest-bearing liabilities. Net interest income is also impacted favorably by increases in non-interest bearing demand deposits and equity.
      Net interest margin is calculated by dividing net interest income by average interest-earning assets and serves as a measurement of the net revenue stream generated by Centra Financial’s balance sheet. As noted above, the net interest margin was 3.92% in 2005 compared to 3.48% in 2004. The net interest margin continues to face considerable pressure due to competitive pricing of loans and deposits in Centra’s markets. During 2005, the Federal Reserve raised interest rates eight times for a total increase of 2.00%, which had an overall positive impact on Centra’s interest margin. Management’s estimate of the impact of future changes in market interest rates is shown in the section captioned “Interest Rate Risk.”
      Management continues to analyze methods to deploy Centra’s assets into an earning asset mix which will result in a stronger net interest margin. Loan growth continues to be strong and management anticipates that loan activity will remain strong in the near term future.
      During 2005, net interest income increased by $5.0 million or 38.5% to $18.2 million in 2005 from $13.2 million in 2004. This increase is largely due to the growth in average earning assets, primarily $81.3 million in net loans. Average total earning assets were $467.5 million in 2005 compared to $381.0 million in 2004. Average total loans grew to $432.9 million in 2005 from $349.8 million in 2004. Primarily as a result of this growth, total interest income increased by $9.5 million, or 47.5%, to $29.5 million in 2005 from $20.0 million in 2004. Average interest-bearing liabilities, mainly deposits, likewise increased in 2005 by $74.9 million. Average interest-bearing deposits grew to $373.6 million in 2005 from $306.8 million in 2004. Primarily as a result of this growth, total interest expense increased by $4.4 million, or 64.9%, to $11.3 million in 2005 from $6.8 million in 2004.
      The combined growth in the volume of earning assets during 2005 and the recent rate increases by the Federal Reserve resulted in the yield on earning assets increasing to 6.33% in 2005 from 5.27% in 2004. This increase occurred in each major earning asset category on the balance sheet including net loans. Centra’s investment portfolio yield increased to 3.03% during 2005 from 2.02% in 2004. During 2005, Centra liquidated certain securities in order to improve the overall maturity distribution and earnings potential of the portfolio. Centra has continued to stress the quality of investments and the short-term nature of the portfolio. This short-term maturity structure was, and continues to be, necessary to provide funding for loan growth and to meet liquidity needs.
      The cost of interest-bearing liabilities increased to 2.82% in 2005 from 2.11% in 2004. This increase is primarily a result of the rising rate environment and the competitive pressures to obtain deposits.
      Centra Financial utilized $10,000,000 in trust preferred securities (see note 8 to the financial statements) as an additional funding source in 2004. This long-term debt had an effective weighted average rate of 5.65% in 2005 and 4.31% in 2004. Interest expense on long-term debt was $565,000 in 2005 and $121,000 in 2004.

Statistical Financial Information Regarding Centra
      The following tables provide further information about Centra’s interest income and expense:
      Average Balances and Analysis of Net Interest Income:

	2005			2004

			Average			Average
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate

	(Dollars in Thousands)
Securities(1)(4):
Taxable	$25,553	$769	3.01%	$22,678	$457	2.02%
Tax-exempt	192	11	5.53	37	2	6.38
Loans(2)(3)(4):
Commercial	290,660	19,040	6.55%	243,788	13,014	5.34%
Real estate	107,122	6,510	6.08%	80,169	4,432	5.53%
Consumer	35,128	2,582	7.35%	25,880	1,905	7.36%
Allowance for loan losses	(7,075)			(5,276)

Net loans	425,835	28,132	6.61%	344,561	19,351	5.62%
Loans held for sale	2,721	164	6.02%	1,866	112	5.98%
Short-term investments:
Interest-bearing deposits	1,627	95	5.89%	1,219	33	2.74%
Federal funds sold	11,591	425	3.67%	10,591	130	1.22%

Total	13,218	520	3.94%	11,810	163	1.38%

Total earning assets	467,519	29,596	6.33%	380,952	20,085	5.27%
Other assets	28,961			20,950

Total assets	$496,480			$401,902

Interest-bearing deposits:
Savings	$15,282	113	0.74%	$12,705	84	0.66%
Demand	111,921	1,960	1.75%	97,219	926	0.95%
Time	246,427	8,227	3.34%	196,919	5,599	2.84%

Total	373,630	10,300	2.76%	306,843	6,609	2.15%
Short-term borrowed funds	16,164	423	2.62%	15,217	116	.77%
Long-term debt	10,000	565	5.65%	2,814	121	4.31%

Total interest-bearing liabilities	399,794	11,288	2.82%	324,874	6,846	2.11%

Noninterest-bearing demand deposits	61,636			46,327
Other liabilities	3,159			1,988

Total liabilities	464,589			373,189
Stockholders’ equity	31,891			28,713

Total liabilities and stockholders’ equity	$496,480			$401,902

Interest rate spread		$18,308	3.51%		$13,239	3.16%

Interest income/earning assets			6.33%			5.27%
Interest expense/earning assets			2.41%			1.79%

Net yield on earning assets (net interest margin)			3.92%			3.48%

(1)	Average balances of investment securities based on carrying value.

(2)	Loan fees included in interest income for 2005 were $371 and $260 in 2004.

(3)	Non-accrual loans are included in the daily average loan amounts outstanding.

(4)	For 2005 and 2004, income is computed on a fully tax-equivalent basis assuming a tax rate of approximately 40%.

      Average Balances and Analysis of Net Interest Income:

	2003

			Average
	Average	Income/	Yield/
	Balance	Expense	Rate

	(Dollars in thousands)
Securities(1):
Taxable	$30,737	$508	1.65%
Loans(2):
Commercial	170,102	9,269	5.45%
Real estate	47,462	2,857	6.02%
Consumer	18,659	1,493	8.00%
Allowance for loan losses	(3,298)

Net loans	232,925	13,619	5.85%
Loans held for sale	6,490	295	4.55%
Short-term investments:
Interest-bearing deposits	961	24	2.54%
Federal funds sold	20,456	223	1.09%

Total	21,417	247	1.15%

Total earning assets	291,569	14,669	5.03%
Other assets	14,243

Total assets	$305,812

Interest-bearing deposits:
Savings	$8,464	$64	0.75%
Demand	75,188	712	0.95%
Time	143,996	4,450	3.09%

Total	227,648	5,226	2.37%
Short-term borrowed funds	17,243	78	.45%

Total interest-bearing liabilities	244,891	5,304	2.17%

Noninterest-bearing demand deposits	32,910
Other liabilities	1,166

Total liabilities	278,967
Stockholders’ equity	26,845

Total liabilities and stockholders’ equity	$305,812

Interest rate spread		$9,365	2.86%

Interest income/earning assets			5.03%
Interest expense/earning assets			1.82%

Net yield on earning assets (net interest margin)			3.21%

(1)	Average balances of investment securities based on carrying value.

(2)	Loan fees included in interest income for 2003 were $331.

(3)	Non-accrual loans are included in the daily average loan amounts outstanding.

(4)	For 2003, income is computed on a fully tax-equivalent basis assuming a tax rate of approximately 40%.

      Rate/ Volume Analysis of Changes in Interest Income and Expense:

	2005 vs. 2004 Increase (Decrease)
	Due to Change In:

	Volume(1)	Rate(1)	Net

	(Dollars in thousands)
Interest-earning assets:
Loan portfolio:
Commercial	$2,764	$3,264	$6,028
Real estate	1,603	473	2,076
Consumer	680	(3)	677

Net loans	5,047	3,734	8,781
Loans held for sale	51	1	52
Securities:
Taxable	63	249	312
Tax exempt	9	—	9
Federal funds sold and other	22	335	357

Total interest-earning assets	$5,192	$4,319	$9,511

Interest-bearing liabilities:
Savings deposits	$18	$11	$29
Interest-bearing demand deposits	158	876	1,034
Time deposits	1,553	1,075	2,628
Short-term borrowings	8	299	307
Long-term debt	396	48	444

Total interest-bearing liabilities	$2,133	$2,309	$4,442

Net interest income	$3,059	$2,010	$5,069

	2004 vs. 2003 Increase (Decrease)
	Due to Change in:

	Volume(1)	Rate(1)	Net

	(Dollars in thousands)
Interest earning assets:
Loan portfolio:
Commercial	$3,938	$(193)	$3,745
Real estate	1,824	(249)	1,575
Consumer	540	(128)	412

Net loans	6,302	(570)	5,732
Loans held for sale	(255)	72	(183)
Securities:
Taxable	(150)	99	(51)
Tax-exempt	2	—	2

Total securities	(148)	99	(49)
Federal funds sold and other	(126)	42	(84)

Total interest-earning assets	$5,773	$(357)	$5,416

Interest-bearing liabilities:
Savings deposits	$29	$(9)	$20
Interest-bearing demand deposits	210	4	214
Time deposits	1,529	(380)	1,149
Short-term borrowings	(10)	48	38
Long-term debt	121	—	121

Total interest-bearing liabilities	$1,879	$(337)	$1,542

Net interest income	$3,894	$(20)	$3,874

(1)	The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Allowance and Provision for Credit Losses
      Centra’s credit quality continues to be sound. Centra maintains an allowance for loan losses and an allowance for lending-related commitments. In the fourth quarter of 2005, the allowance for losses on lending-related commitments was reclassified from the allowance for loan losses to other liabilities. Previously reported periods were restated to conform to the current presentation. The reclassifications had no effect on the provision for credit losses, which continues to be comprised of the sum of the provision for loan losses and the provision for losses on lending-related commitments, nor on net income or stockholders’ equity. The combined allowances for loan losses and lending-related commitments are referred to as the allowance for credit losses. The allowance for credit losses was $7,577,000 in 2005, $6,394,000 in 2004, and $4,457,000 in 2003. The allowance for credit losses as a percentage of total loans was 1.63% in 2005, 1.61% in 2004, and 1.51% in 2003. The increase in the allowance for credit losses compared to previous periods was due to a continued increase in the loan portfolio and the results of Centra Financial’s ongoing evaluation of economic conditions. This evaluation resulted in the identification of certain risk characteristics of the portfolio associated with increasing cash-flow pressures on variable rate borrowers from rising interest rates and the increasing costs of petroleum products.
      As evidenced in the following table, the allowance for loan losses allocated to commercial loans increased by $1,071,000. This increase was primarily due to the continued increase in the outstanding balance of commercial loans and an increase in risk factors associated with the current rising interest rate environment and the geographic make-up of the commercial loan portfolio. The allowance allocated to consumer loans also increased due to the growth in the consumer loan portfolio during 2005 and the impact of the rising interest rate environment and increasing petroleum costs.
      The 2005 provision for credit losses was $1,341,000 compared to $2,160,000 in 2004. Net charge-offs were $158,000 in 2005 compared to $223,000 in 2004.
      Centra Financial incurred net charge-offs totaling $158,000 in 2005 and $223,000 in 2004. Centra Financial had non-accrual loans totaling $72,000 at December 31, 2005, and $359,000 at December 31, 2004. Centra Financial had other real estate owned as of December 31, 2005 of $204,000 and none as of December 31, 2004. As of December 31, 2005, Centra Financial had delinquent loans of $274,000 and $560,000 as of December 31, 2004.
      Management records the provision for credit losses as a result of its analysis of the adequacy of the allowance for loan losses and the overall management of inherent credit risks.
      Management continually monitors the loan portfolio through its regional committees and the Senior Loan Committee to determine the adequacy of the allowance for loan losses. This formal analysis determines the appropriate level of the allowance for loan losses and allocation of the allowance among loan types and specific credits. The portion of the allowance allocated among the various loan types represents management’s estimate of probable losses based upon historical loss factors. Due to the minimal losses incurred to date, the company utilizes historical loss factors comparable to peer banks operating in our lending area. In addition, the company considers trends in losses and delinquencies, the growth of loans in particular markets and industries, and known changes in national and local economic conditions in the particular lending markets. Specific loss estimates are derived for individual credits, where applicable, and are based upon specific qualitative criteria, including the size of the loan and loan grades below a predetermined level.

      During 2005, the company recorded a provision for credit losses of $1,341,000 compared to $2,160,000 in 2004. Total charge-offs represented .04% of average loans outstanding. Activity in the allowance for loan losses follows:

	2005	2004	2003	2002	2001

	(Dollars in thousands)
Balance, January 1	$5,764	$3,922	$2,060	$1,239	$564
Provision	1,301	2,065	1,879	839	678
Charge-offs	304	227	17	18	3
Recoveries	146	4	—	—	—

Net charge-offs	158	223	17	18	3

Balance, December 31	$6,907	$5,764	$3,922	$2,060	$1,239

Ratio of net charge-offs to average loans	.04%	.06%	.01%	.01%	—

      The following table reflects the allocation of the allowance for loan losses as of December 31:

	2005	2004	2003	2002	2001

	(Dollars in thousands)
Allocation of allowance for loan losses at December 31:
Commercial	$5,291	$4,217	$3,409	$1,784	$1,084
Real estate	769	983	252	156	50
Real estate construction	65	80	15	15	30
Consumer	782	484	246	105	75

Total	$6,907	$5,764	$3,922	$2,060	$1,239

Percent of loans to total loans at December 31:
Commercial	66%	68%	71%	69%	69%
Real estate	23	23	19	21	19
Real estate construction	2	2	2	2	4
Consumer	9	7	8	8	8

Total	100%	100%	100%	100%	100%

      During 2005, the company reclassified a Reserve for Credit Losses related to unused off balance sheet commitments to the other liabilities portion of the balance sheet. Activity in this reserve account is as follows:

	2005	2004	2003	2002	2001

Balance, January 1	$630	$535	$315	$187	$72
Provision	40	95	220	128	115

Balance, December 31	$670	$630	$535	$315	$187

      Non-performing assets consist of loans that are no longer accruing interest, loans that have been renegotiated to below market rates based upon financial difficulties of the borrower, and real estate acquired through foreclosure. When interest accruals are suspended, accrued interest income is reversed with current year accruals charged to earnings and prior year amounts generally charged off as a credit loss. When, in management’s judgment, the borrower’s ability to make periodic interest and principal payments resumes, and collectibility is no longer in doubt, the loan is returned to accrual status.
      Total non-performing assets were $276,000 at December 31, 2005, compared with $359,000 at December 31, 2004, and represent .06% and .09%, respectively, of total loans and other real estate.

      Non-performing assets and past due loans:

	2005		2004	2003	2002	2001

	(Dollars in thousands)
Non-accrual loans
Commercial	$		$358	$455	$—	$—
Real estate		—	—	—	14	—
Consumer		72	1	9	—	—

Total non-accrual loans		72	359	464	14	—
Renegotiated loans		—	—	—	—	—

Total non-performing loans		72	359	464	14	—
Other real estate, net		204	—	—	—	—

Total non-performing assets		$276	$359	$464	$14	$—

Accruing loans past due 90 days or more		—	—	—	—	—

Non-performing loans as a % of total loans		.02%	.09%	.16%	.01%	—
Allowance for loan losses as a % of non-performing loans		9,593%	1,681%	961%	16,964%	—
      The amount of interest income which would have been recorded under the original terms for total loans classified as non-accrual was $44,000. Amounts actually collected and recorded as interest income for these loans were $12,000.
Non-Interest Income
      Fees related to real estate loans sold in the secondary market, deposit accounts and electronic banking services generate the core of the company’s non-interest income. Non-interest income totaled $2,888,000 in 2005 compared to $2,497,000 in 2004. This increase is partially related to an increased level of income earned from selling real estate loans in the secondary market. Increases in service charges on deposits, other service charges and fees, and other income contributed to the improved volume of non interest income for the year.
      Service charges on deposit accounts increased to $903,000 in 2005 from $865,000 in 2004. This growth resulted from the overall growth in deposit accounts and deposit- related activity.
      Other service charges and fees increased to $898,000 in 2005 from $674,000 in 2004. This growth resulted from the overall growth of the deposit and loan portfolios of the bank.
      Centra originates long-term, fixed rate or adjustable mortgage loans and sells them on the secondary market, servicing released. The company’s mortgage banking income includes the recognition of fees received from the borrower and the market gain from the sale of the loan. The company recognized $1,002,000 of income from selling those loans during 2005 compared to $815,000 of such income in 2004. This increase resulted from an increased level of mortgages being sold on the secondary market, servicing released, when compared to the comparable volumes in 2004 and a higher profit margin on individual loans. Approximately $70 million of loans were sold in 2005 compared to approximately $58 million in 2004. Management anticipates that the total loans originated and sold will stabilize in 2006 at a lesser volume than experienced in 2005.
      In connection with its asset liability management process, Centra recognized $247,000 of net losses from security transactions during 2005 compared to prior years where no security losses were incurred. These available-for-sale securities were sold as part of a profit enhancement initiative developed by the ALCO committee during the third and fourth quarters of 2005 to improve the long-term profitability of the bank. Such initiative was in part developed as a result of the increase in interest rates.
      Management will continue to explore new methods of enhancing non-interest income. Other traditional and non-traditional financial service products are analyzed regularly for potential inclusion in Centra’s product mix.

Non-Interest Expense
      In 2005, total non-interest expense reached $13.5 million compared to $10.4 million in 2004. The level of non-interest costs incurred is indicative of Centra’s continued growth in the number of customers served, the number of banking offices operated, and the number of personnel and technology to support the growth.
      Salaries and benefits expense totaled $6.3 million in 2005 compared to $4.8 million in 2004. Salaries and benefits expense reflects Centra Financial’s commitment to provide high quality customer service utilizing cutting edge technology. At December 31, 2005, Centra had 164 full-time equivalent employees compared to 111 full-time equivalent employees at December 31, 2004, which represents a 48% growth. This increase relates to the addition of customer service and operations personnel to support growth and staffing for the new offices in 2005 and 2004. Management will continue to strive to find new ways of increasing efficiencies and leveraging its resources, effectively optimizing customer service and return to shareholders.
      Occupancy expense totaled $1,379,000 in 2005 compared to $969,000 in 2004. This increase is predominantly due to the leasing of two additional office locations in 2004 and additional office space at the Suncrest location. Included in these totals is depreciation expense of $270,000 in 2005 and $101,000 in 2004. Depreciation expense increased in 2005 due to the acceleration of depreciation on leasehold improvements to coincide with the lease termination date of March 31, 2006 on its temporary main office facility in Martinsburg, West Virginia. In the second quarter of 2005, the company purchased property in Martinsburg that is the current site of a drive-in facility, thereby eliminating current period lease costs for that facility. The company is currently constructing a full-service banking facility on this site and will relocate the main banking office upon completion. The company has negotiated a lease termination fee for vacating the existing property prior to the conclusion of the original lease terms. In accordance with the negotiated terms, the company has accrued $192,000 as a termination fee. Lease expense totaled $764,000 in 2005 compared to $621,000 in 2004.
      Equipment expense totaled $1,216,000 in 2005 compared to $1,076,000 in 2004. Depreciation expense on furniture, fixtures, and equipment constituted $849,000 in 2005 compared to $660,000 in 2004. Equipment depreciation reflects Centra Financial’s commitment to technology and the addition of equipment related to the branch openings in 2004 and 2005. During the second quarter of 2004, Centra significantly upgraded various computer operating systems and equipment and recognized losses of $101,000. Depreciation expense for the latter portion of 2004 and 2005 reflects the additional depreciation expense related to this initiative.
      Advertising costs totaled $855,000 in 2005 compared to $553,000 in 2004. Total costs reflect the marketing of the bank’s products and the marketing of the newly opened South Berkeley office in Berkeley County. The bank marketed more intensely in 2005 in an attempt to generate deposits to support loan demand. The bank believes this marketing approach resulted in market awareness of the Centra name and customer service philosophy.
      Professional fees totaled $391,000 in 2005 compared to $403,000 in 2004. This slight decrease reflects expenses incurred in 2004 to begin the implementation of Section 404 of the Sarbanes-Oxley Act, which now has been postponed for non-accelerated filers until December 31, 2007.
      Data processing costs totaled $809,000 in 2005 compared to $864,000 in 2004. During the fourth quarter of 2004, Centra renegotiated the existing data processing contract resulting in significant monthly savings and credits that were used to offset costs in 2005.
      Other expense increased to $2,568,000 in 2005 from $1,726,000 in 2004. The primary components of growth in this area are increased courier costs, stationery and supplies, outside services, and travel and entertainment costs associated with the expansion and operation of various banking offices.
      Centra Financial’s key non-interest expense initiative is to maintain an acceptable level of non-interest expense and operating efficiency. The financial services industry uses the efficiency ratio (total non-interest expense as a percentage of the aggregate of net interest income and non-interest income, excluding security transactions) as a key indicator of performance. Centra’s efficiency ratio was 63.0% in 2005 compared to 66.1% in 2004. This improvement resulted in net interest income and non-interest income growing at a more rapid pace than non-interest expenses. This ratio should continue to migrate towards peer group levels as the bank achieves an asset size to support the cost infrastructure.
2004 Compared to 2003
      Net interest income increased by $3.9 million when comparing 2004 with 2003 results. This increase is largely due to growth in average earning assets, primarily net loans, of $111.6 million in 2004. Average interest-bearing liabilities, mainly deposits, increased by $80.0 million in 2004. This increase was predominantly due to an increase in average interest-bearing deposits of $79.2 million.
      The provision for credit losses was $2,160,000 in 2004 compared to $2,099,000 in 2003. This minimal increase is a result of the increase in the allowance for loan losses predominantly due to the growth in total loans.
      Non-interest income is comprised of fees related to real estate loans sold on the secondary market, deposit accounts and electronic banking services. Non-interest income was $2,497,000 in 2004 compared to $2,786,000 in 2003. This decrease is due to the increase in interest rates and a corresponding decrease in secondary market income offset by fees related to the aforementioned growth in deposits during 2004 as the bank continued to undertake a strategic philosophy of offering free checking with minimal fees to capture market share.
      Centra originates long-term, fixed or adjustable rate mortgage loans and sells them on the secondary market, servicing released. Centra recognized $815,000 of income from selling those loans during 2004 compared to $1,563,000 of income in 2003. The decrease resulted from higher mortgage rates in 2004 and a reduced volume of loans sold in 2004. Loans sold in 2004 approximated $58.0 million compared to $93.9 million in 2003.
      Non-interest expense reached $10.3 million in 2004 compared to $8.2 million in 2003. This increase is representative of a bank in the early years of expanding operations and its branch network.
Income Taxes
      Centra Financial incurred income tax expense of $2,337,000 in 2005 and $1,151,000 in 2004. Centra Financial’s income tax expense has increased due to a significant increase in net income before tax. In addition, Centra Financial’s effective income tax rate, including both federal and state income taxes, increased from 36.5% in 2004 to 37.0% in 2005.
Return on Assets
      Centra Financial’s return on average assets was .80% in 2005, .50% in 2004 and .64% in 2003. The 2004 return of .50% was after incurring $1.2 million of income taxes compared to a net tax benefit of $(104,000) in 2003. The trend in these ratios has improved due to the overall increased profitability of the bank. It is anticipated that these performance indicators will continue to migrate toward those of Centra Financial’s peers in 2006, as they did in 2005.
Return on Equity
      Centra Financial’s return on average stockholders’ equity (“ROE”) was 12.50% in 2005, 6.98% in 2004 and 7.32% in 2003. These returns also reflect Centra Financial’s increased profitability.
      The bank is considered well-capitalized under regulatory and industry standards of risk-based capital. See Note 12 of Notes to the consolidated financial statements included in Item 8 herein.
Overview of the Statement of Condition
      Centra Financial’s balance sheet at December 31, 2005 changed significantly in comparison to December 31, 2004. This change was primarily due to continued loan and deposit growth in 2005. Total assets grew to $550.8 million at December 31, 2005 from $442.9 million at December 31, 2004 or 24.4%. The majority of the asset growth was a result of an increase in total loans of $66.6 million in 2005. This growth in loans was primarily funded by increases in all categories of deposits. Centra Financial also increased the investment portfolio $26.4 million while improving the yield and maturity distribution of the portfolio. Centra Financial utilizes investment securities and federal funds sold to temporarily invest funds pending anticipated loan demand.
      Deposits grew to $484.5 million at December 31, 2005, an increase of $98.7 million from December 31, 2004. Short-term borrowings increased $4.0 million to $18.5 million as of December 31, 2005.
      Stockholders’ equity increased approximately $4.1 million in 2005 due to the net income recognized for 2005, the issuance of $98,000 of common stock, and a $45,000 improvement in other comprehensive income.
Cash and Cash Equivalents
      Centra Financial’s cash and cash equivalents totaled $23.4 million at December 31, 2005, compared to $13.3 million at December 31, 2004, an increase of $10.1 million. This increase resulted from an increase in federal funds sold made possible by the significant deposit growth in the Monongalia and Berkeley County markets.
      Management believes the current balance of cash and cash equivalents adequately serves Centra Financial’s liquidity and performance needs. Total cash and cash equivalents fluctuate on a daily basis due to transactions in process and other liquidity demands. Management believes the liquidity needs of Centra Financial are satisfied by the current balance of cash and cash equivalents, readily available access to traditional and nontraditional funding sources, and the portions of the investment and loan portfolios that mature within one year. These sources of funds should enable Centra Financial to meet cash obligations as they come due.
Investment Securities
      Investment securities totaled $49.7 million at December 31, 2005, compared to $23.4 million at December 31, 2004. Government-sponsored agency securities comprise the majority of the portfolio.
      All of Centra Financial’s investment securities are classified as available-for-sale. Management believes the available-for-sale classification provides flexibility for Centra Financial in terms of selling securities as well as interest rate risk management opportunities. At December 31, 2005, the amortized cost of Centra Financial’s investment securities was $12,000 less than the fair value resulting in unrealized appreciation in the investment portfolio.
      Management monitors the earnings performance and liquidity of the investment portfolio on a regular basis through Asset/ Liability Committee (“ALCO”) meetings. The group also monitors net interest income, sets pricing guidelines, and manages interest rate risk for Centra Financial. Through active balance sheet management and analysis of the investment securities portfolio, Centra maintains sufficient liquidity to satisfy depositor requirements and the various credit needs of its customers. Management believes the risk characteristics inherent in the investment portfolio are acceptable based on these parameters.
Loans
      Centra’s lending is primarily focused in the north central and the eastern panhandle areas of West Virginia, and consists principally of commercial lending, retail lending, which includes single-family residential mortgages, and consumer lending. Total loans totaled $463.5 million as of December 31, 2005, compared to $396.9 million at December 31, 2004.
      Centra continued to experience significant loan growth during 2005 in commercial and all other loan classifications. At December 31, 2005, commercial loans totaled 66% of Centra’s total loan portfolio and comprised the largest portion of the loan portfolio. Commercial loans totaled $305.3 million at December 31, 2005, compared to $269.9 million at December 31, 2004. Management will continue to focus on the enhancement and growth of the commercial loan portfolio while maintaining appropriate underwriting standards and risk/price balance. Management expects commercial loan demand to continue to be strong into 2006, although new banking entities entering the markets being served by Centra continue to exert additional pressure on loan origination efforts. In addition to the anticipated increased in-market penetration, Centra will continue to selectively lend to customers outside its primary markets.
      Real estate loans to Centra’s retail customers (including real estate construction loans) account for the second largest portion of the loan portfolio, comprising 25% of Centra’s total loan portfolio. Real estate mortgage loans totaled $115.7 million at December 31, 2005, compared to $97.8 million at December 31, 2004.
      Included in real estate loans are home equity credit lines with outstanding balances totaling $40.1 million at December 31, 2005, compared to $34.7 million at December 31, 2004. Management believes the home equity loans are competitive products with an acceptable return on investment after risk considerations. Residential real estate lending continues to represent a major focus of Centra’s lending due to the lower risk factors associated with this type of loan, and the opportunity to provide additional products and services to these consumers at reasonable yields to Centra.
      Consumer lending continues to be a vital part of Centra’s core lending. At December 31, 2005, consumer loan balances totaled $42.5 million compared to $29.2 million at December 31, 2004. Centra’s consumer loans are in the direct lending area. Management is pleased with the performance and quality of Centra’s consumer loan portfolio, which can be attributed to Centra’s commitment to a high level of customer service and the continued loan demand in the markets served by Centra.
      The following table provides additional information about Centra’s loans:
      Loan Maturities:

	December 31, 2005

		Due in
		One Year	Due
	Due in	through	After
	One Year	Five	Five
Loan Type	or Less	Years	Years	Total

	(Dollars in thousands)
Commercial loans:
Fixed	$4,962	$11,097	$12,982	$29,041
Variable	224,557	51,672	—	276,229

	229,519	62,769	12,982	305,270
Real estate loans:
Fixed	9,388	7,125	11,409	27,922
Variable	80,915	5,946	900	87,761

	90,303	13,071	12,309	115,683
Consumer loans:
Fixed	6,652	20,162	6,340	33,154
Variable	9,378	11	—	9,389

	16,030	20,173	6,340	42,543

Total	$335,852	$96,013	$31,631	$463,496

      The preceding data has been compiled based upon loan maturity date. Repricing intervals are typically more frequent.

      Loan Portfolio Analysis:

	2005	2004	2003	2002	2001

	(Dollars in thousands)
Year-end balances:
Commercial, financial and agricultural	$305,270	$269,863	$211,688	$128,858	$81,557
Real estate	106,599	90,458	56,620	38,675	22,414
Real estate construction	9,084	7,416	4,776	4,133	5,304
Consumer	42,543	29,177	22,841	15,071	9,390

Total	$463,496	$396,914	$295,925	$186,737	$118,665

Average total loans	$432,910	$349,837	$236,223	$149,858	$79,863
Average allowance for loan losses	(7,075)	(5,276)	(3,298)	(1,816)	(1,082)

Average loans, net of allowance	$425,835	$344,561	$232,925	$148,042	$78,781

Loan Concentration
      At December 31, 2005, commercial loans comprised the largest component of the loan portfolio. While the bank has concentrations of its loan portfolio in the building, developing and general contracting industry, convenience stores, leasing of real estate, and the hotel/motel areas, these concentrations are comprised of loans to various borrowers in various geographic areas and are not considered detrimental to the bank.
Funding Sources
      Centra considers a number of alternatives, including but not limited to deposits, short-term borrowings, and long-term borrowings when evaluating funding sources. Traditional deposits continue to be the most significant source of funds for Centra, totaling $484.5 million, or 94.4% of Centra’s funding sources at December 31, 2005.
      Non-interest-bearing deposits remain a core funding source for Centra. At December 31, 2005, non-interest-bearing balances totaled $63.6 million compared to $54.6 million at December 31, 2004. Management intends to continue to focus on maintaining its base of low-cost funding sources, through product offerings that benefit customers who increase their relationship with Centra by using multiple products and services.
      Interest-bearing deposits totaled $420.9 million at December 31, 2005, compared to $331.3 million at December 31, 2004. Average interest-bearing liabilities were $399.8 million during 2005 compared to $324.9 million during 2004. Average non-interest bearing liabilities totaled $61.6 million during 2005 compared to $46.3 million during 2004. Management will continue to emphasize deposit gathering in 2006 by offering outstanding customer service and competitively priced products from a network of strategically placed banking offices. Management will also concentrate on balancing deposit growth with adequate net interest margin to meet Centra’s strategic goals.
      Maturities of Certificates of Deposit $100,000 or More:

	2005	2004	2003

	(Dollars in thousands)
Under 3 months	$44,062	$36,703	$36,489
3 to 12 months	32,469	15,691	24,540
Over 12 months	70,699	55,874	30,545

Total	$147,230	$108,268	$91,574

Along with traditional deposits, Centra has access to both short-term and long-term borrowings to fund its operations and investments. Centra’s short-term borrowings consist of corporate deposits held in overnight repurchase agreements and retail funds such as term repurchase agreements. At December 31, 2005, short-term borrowings totaled $18.5 million compared to $14.5 million in 2004.
Capital/ Stockholders’ Equity
      During the year ended December 31, 2005, stockholders’ equity increased approximately $4.1 million (or 13.9%) to $33.9 million. This increase resulted primarily from Centra Financial’s $4.0 million net income for the year, $98,000 from the offering of common stock, and a $45,000 change in accumulated other comprehensive income. Centra Financial paid no cash dividends during 2005 or 2004. Centra Financial declared a 10% stock dividend on November 17, 2005 with a record date of December 2, 2005 and a payable date of January 3, 2006. Centra Financial also declared a 10% stock dividend on November 19, 2004 with a record date of December 15, 2004 and a payable date of January 3, 2005. Both stock dividends were initiated to obtain a wider distribution of Centra Financial’s stock and were not considered a return of earnings due to insufficient cumulative earnings. Accordingly, Centra Financial recorded these as stock-splits in the form of a 10% stock dividend.
      At December 31, 2005, accumulated other comprehensive income totaled $7,000, an increase of $45,000 from December 31, 2004. This represents net unrealized gains on available-for-sale securities, net of income taxes, at December 31, 2005. Because all of the investment securities in Centra Financial’s portfolio are classified as available-for-sale, both the investment and equity sections of Centra Financial’s balance sheet are more sensitive to the changing market values of investments.
      In September 2004, Centra Financial issued $10 million in trust preferred securities that qualify as Tier 2 capital for regulatory purposes. The securities bear a variable interest rate of 2.29% over the three-month LIBOR rate or 6.79% as of December 31, 2005. The proceeds of the offering were used for general corporate purposes, including providing capital to the bank.
      Centra has also complied with the standards of capital adequacy mandated by the banking industry. Bank regulators have established “risk-based” capital requirements designed to measure capital adequacy. Risk-based capital ratios reflect the relative risks of various assets banks hold in their portfolios. A weight category of either 0% (lowest risk assets), 20%, 50%, or 100% (highest risk assets) is assigned to each asset on the balance sheet. Detailed information concerning Centra’s risk-based capital ratios can be found in Note 12 of the Notes to the Consolidated Financial Statements. At December 31, 2004, Centra Financial’s and its banking subsidiary’s risk-based capital ratios were above the minimum standards for a well-capitalized institution. Centra’s risk-based capital ratio of 11.58% at December 31, 2005, is above the well-capitalized standard of 10%. Centra’s Tier 1 capital ratio of 7.97% also exceeded the well-capitalized minimum of 6%. The leverage ratio at December 31, 2005, was 6.23% and was also above the well-capitalized standard of 5%. Management believes Centra’s capital continues to provide a strong base for profitable growth.
Liquidity and Interest Rate Sensitivity
      The objective of Centra Financial’s asset/liability management function is to maintain consistent growth in net interest income within Centra’s policy guidelines. This objective is accomplished through management of Centra Financial’s balance sheet liquidity and interest rate risk exposure based on changes in economic conditions, interest rate levels, and customer preferences.
Interest Rate Risk
      The most significant market risk resulting from Centra’s normal course of business, extending loans and accepting deposits, is interest rate risk. Interest rate risk is the potential for economic loss due to future interest rate changes which can impact both the earnings stream as well as market values of financial assets and liabilities. Centra’s management has charged the Asset/ Liability Committee (ALCO) with the overall management of Centra and its subsidiary bank’s balance sheets related to the management of interest rate risk. The ALCO strives to keep Centra focused on the future, anticipating and exploring alternatives, rather than simply reacting to change after the fact.
      To this end, the ALCO has established an interest risk management policy that sets the minimum requirements and guidelines for monitoring and controlling the level and amount of interest rate risk. The objective of the interest rate risk policy is to encourage management to adhere to sound fundamentals of banking while allowing sufficient flexibility to exercise the creativity and innovations necessary to meet the challenges of changing markets. The ultimate goal of these policies is to optimize net interest income within the constraints of prudent capital adequacy, liquidity, and safety.
      The ALCO relies on different methods of assessing interest rate risk including simulating net interest income, monitoring the sensitivity of the net present market value of equity or economic value of equity, and monitoring the difference or gap between maturing or rate-sensitive assets and liabilities over various time periods. The ALCO places emphasis on simulation modeling as the most beneficial measurement of interest rate risk due to its dynamic measure. By employing a simulation process that measures the impact of potential changes in interest rates and balance sheet structures, and by establishing limits on changes in net income and net market value, the ALCO is better able to evaluate the possible risks associated with alternative strategies.
      The simulation process starts with a base case simulation which represents projections of current balance sheet growth trends. Base case simulation results are prepared under a flat interest rate forecast and at least two alternative interest rate forecasts, one rising and one declining, assuming parallel yield curve shifts. Comparisons showing the earnings variance from the flat rate forecast illustrate the risks associated with the current balance sheet strategy. When necessary, additional balance sheet strategies are developed and simulations prepared. These additional simulations are run with the same interest rate forecasts used with the base case simulation and/or using non-parallel yield curve shifts. The additional strategies are used to measure yield curve risk, prepayment risk, basis risk, and index lag risk inherent in the balance sheet. Comparisons showing the earnings and equity value variance from the base case provide the ALCO with information concerning the risks associated with implementing the alternative strategies. The results from model simulations are reviewed for indications of whether current interest rate risk strategies are accomplishing their goal and, if not, suggest alternative strategies that could. The policy calls for periodic review by the ALCO of assumptions used in the modeling.
      The ALCO believes that it is beneficial to monitor interest rate risk for both the short-and long-term. Therefore, to effectively evaluate results from model simulations, limits on changes in net interest income and the value of the balance sheet will be established. The ALCO has determined that the earnings at risk of the bank shall not change more than 7.5% from base case for each 1% shift in interest rates. Centra is in compliance with this policy as of December 31, 2005.
      The following table is provided to show the earnings at risk and value at risk positions of Centra as of:

Immediate
Interest Rate	2005		2004
Change	Estimated Increase (Decrease) in		Estimated Increase (Decrease)
(In Basis Points)	Net Interest Income		in Net Interest Income

(Dollars in thousands)
300	$3,476	14.8%	$818	4.7%
200	2,320	9.9	549	3.1
100	1,167	5.0	282	1.6
(100)	(972)	(4.1)	(754)	(4.3)
Liquidity
      Maintenance of a sufficient level of liquidity is a primary objective of the ALCO. Liquidity, as defined by the ALCO, is the ability to meet anticipated operating cash needs, loan demand, and deposit withdrawals, without incurring a sustained negative impact on net interest income. It is Centra’s practice to manage liquidity so that there is no need to make unplanned sales of assets or to borrow funds under emergency conditions.

      The main source of liquidity for Centra comes through deposit growth. Liquidity is also provided from cash generated from investment maturities, principal payments from loans, and income from loans and investment securities. During the year ended December 31, 2005, cash provided by financing activities totaled $102.8 million, while outflows from investing activities totaled $98.5 million. When appropriate, Centra has the ability to take advantage of external sources of funds such as advances from the Federal Home Loan Bank (FHLB), national market repurchase agreements, and brokered funds. These external sources often provide attractive interest rates and flexible maturity dates that enable Centra to match funding with contractual maturity dates of assets. Securities in the investment portfolio are classified as available-for-sale and can be utilized as an additional source of liquidity.
      Substantially all of Centra’s assets relate to banking and are monetary in nature. Therefore, they are not impacted by inflation in the same manner as companies in capital-intensive industries. During a period of rising prices, a net monetary asset position results in loss in purchasing power, and conversely, a net monetary liability position results in an increase in purchasing power. In banks, monetary assets typically exceed monetary liabilities and, therefore, as prices have increased over the past year, financial institutions experienced a modest decline in the purchasing power of their assets.
Contractual Obligations, Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements
      Centra has various financial obligations, including contractual obligations and commitments that may require future cash payments.
      The following table details the amounts and expected maturities of significant commitments as of December 31, 2005. Further discussion of these commitments is included in Note 10 to the consolidated financial statements.

		One to	Three to
	One Year	Three	Five	Over Five
	or Less	Years	Years	Years	Total

	(Dollars in thousands)
Commitments to extend credit:
Commercial	$36,748	$22	$—	$1,584	$38,354
Residential real estate	34,543	101	—	—	34,644
Revolving home equity lines	—	—	—	28,734	28,734
Standby letters of credit	10,126	—	—	—	10,126
Net commitments to sell mortgage loans	1,507	—	—	—	1,507
      Commitments to extend credit, including loan commitments, standby letters of credit, and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.
      The following table presents, as of December 31, 2005, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the notes to the consolidated financial statements.

	Payments Due in

		One to	Three to
	One Year	Three	Five	Over Five
	or Less	Years	Years	Years	Total

		(Dollars in thousands)
Deposits without a stated maturity(a)	$208,817	$—	$—	$—	$208,817
Consumer certificates of deposits(b)	135,283	108,296	32,136	—	275,715
Federal funds borrowed and security repurchase agreements(b)	18,536	—	—	—	18,536
Long-term debt(b)	679	1,358	1,358	26,108	29,503
Operating leases	628	1,162	1,158	5,168	8,116

(a)	Excludes interest

(b)	Includes interest on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2005. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.
      Centra’s operating lease obligations represent short, and long-term lease and rental payments for facilities, certain software and data processing and other equipment. See further discussion in Note 5.
      Centra Financial also has obligations under its supplemental retirement agreements with key executive officers. The cost for these agreements are being accrued over the period of active service of the executives. See further discussion in Note 14.
Fourth Quarter
      Centra Financial’s fourth quarter net income was $1,102,000 in 2005 compared to $690,000 in the fourth quarter of 2004. This equated to basic earnings per share, on a quarterly basis, of $.39 in 2005 and $.25 in 2004. Diluted earnings per share for the fourth quarter of 2005 and 2004 was $.36 and $.23, respectively. Net interest income increased in each quarter during 2005 and was $5.1 million in the fourth quarter of 2005 compared to $3.9 million in 2004. Non-interest income decreased slightly in the fourth quarter and was $831,000 in the fourth quarter of 2005 compared to $698,000 in 2004. Centra Financial incurred losses on the sale of available-for-sale securities of $168,000 in the fourth quarter compared to no losses in the fourth quarter of 2004. Non-interest expense increased to $3.7 million for the fourth quarter of 2005 from $2.9 million in 2004. This increase was due to increased staffing and operational costs associated with the operation of Centra’s branch network necessary to service Centra’s expanding customer base. In addition, Centra recorded income tax expense of $635,000 in the fourth quarter of 2005 compared to $421,000 in the fourth quarter of 2004.
Future Outlook
      The bank’s results of operations represent the continuation of the expansion phase of a typical de novo banking institution. Due to our branch openings in 2005 and 2004 and continued customer acceptance of our customer service commitment, Centra has become a strong competitor in the markets that it serves, and the growth in 2005 resulted in a continuation of the profitability that was achieved in prior quarters. Centra will strive to continue penetrating its markets with an emphasis on customer service with the highest quality products and technology.
      Future plans for the bank involve the bank taking advantage of both technology and personal customer contact. The bank continues to utilize retail and business internet services. In addition to “top of the line” technology, the bank is committed to providing individual and personal banking services. Centra will continue to search for quality banking locations as well as exploring alternative delivery systems.
Smithfield State Bank of Smithfield, Pa.
      Centra Financial has agreements with the holders of 76.1% of the issued and outstanding shares of Smithfield State Bank of Smithfield, Pa., to acquire those shareholders’ shares of common stock of Smithfield. Additionally, on April 7, 2006, Centra Financial entered into an agreement and plan of merger with Smithfield, whereby a newly-formed subsidiary of Centra will merge with Smithfield and the remaining shareholders of Smithfield will receive $40 per share of each share of Smithfield owned by them.

      Smithfield will initially be operated as a separate institution under the Centra brand name. Ultimately, Centra Financial expects to use its standard expansion model. Under that model, Smithfield would merge with and into Centra Bank. Centra Financial would form a sub-tier holding company, which would have a board of directors consisting of local business persons from the Fayette County, Pennsylvania area, along with representatives from Centra Bank’s existing board of directors. This sub-tier holding company would enter into a management contract with Centra Bank for operations of the Fayette County area.
      All of the foregoing is subject to approval of the Board of Governors of the Federal Reserve, the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. Centra Financial expects approval from the Federal Reserve and approval from the Pennsylvania Department of Banking on or before May 15, 2006.
      Smithfield is a private company with assets of approximately $236 million. It operates four offices, including its headquarters in Smithfield. Smithfield is a state-chartered bank founded in 1924.

MANAGEMENT
      Centra Financial’s bylaws provide that the board of directors can set the number of directors but also provide that the board of directors must have no less than six nor more than 30 directors. The board of directors has set the number of directors to serve in 2006 at nine. Centra’s articles of incorporation divide the board of directors into three classes, each of which serves for three years.
Executive Officers and Directors
      The following are the executive officers and directors of Centra.

			Director	Class
Name	Age	Position	Since	Expires	Principal Occupation (Past Five Years)

James W. Dailey II	59	Director	2001	2009	Chairman, W. Harley Miller Contractors, Inc. (Building Construction)
John T. Fahey	44	Vice President	—	—	Vice President and Marketing Director, Centra Bank, Inc. (1999 to present). Marketing Director, Huntington National Bank, West Virginia (1991 to 1999)
Arthur Gabriel	68	Director	1999	2008	President, Gabriel Brothers, Inc. (Retail Sales)
E. Richard Hilleary	57	Vice President	—	—	Senior Vice President — Commercial Lending, Centra Bank, Inc. (1999 to present). Vice President, Huntington National Bank, West Virginia (Commercial Lending (1973 to 1999)
Henry M. Kayes, Jr.	38	Senior Vice President	—	—	President — Martinsburg Region, Centra Bank, Inc. (2001 to present). Senior Vice President — City Executive, Martinsburg, West Virginia, Branch Banking and Trust (2000 to 2001). Senior Vice President, One Valley Bank — East (1989 — 2001)
Douglas J. Leech	51	Chairman, President and CEO	1999	2009	Chairman, President Centra Financial Holdings, Inc.; President Centra Bank, Inc.
Kevin D. Lemley	51	Vice President, CFO and Treasurer	—	—	Senior Vice President and CFO Centra Bank, Inc. (1999 to present). Senior Vice President, Huntington National Bank, West Virginia (Commercial Portfolio Manager/ Manager of Statewide Commercial Lending) (1997-1999); Huntington National Bank, West Virginia, Chief Financial Officer (1987-1997)
Robert A. McMillan	63	Director	2003	2008	President, Jefferson Distributing Company (Beer Distributor)
Mark R. Nesselroad	50	Director	2003	2009	Chief Executive Officer, Glenmark Holdings LLC. (Real Estate Development)
Parry G. Petroplus	54	Director	1999	2007	President, Petroplus & Associates (Real Estate)

			Director	Class
Name	Age	Position	Since	Expires	Principal Occupation (Past Five Years)

Milan Puskar	71	Director	1999	2008	Chairman, Mylan Labs, Inc. (Pharmaceutical Company)
Timothy P. Saab	49	Vice President and Secretary	—	—	Senior Vice President, Centra Bank, Inc. (1999 to present). Vice President and Group Executive, Private Financial Group, Huntington National Bank (1996-1999); Senior Vice President, Huntington National Bank, West Virginia (1993-1996); Corporate Secretary, Huntington Bancshares West Virginia (1989-1996); Corporate Secretary, Huntington National Bank, West Virginia (1994-1997)
Karla J. Strosnider	43	Vice President	—	—	Senior Vice President, Centra Bank, Inc. (1999 to present). Assistant Vice President, Operations, One Valley Bank — Charleston (1981 to 1999)
Paul T. Swanson	73	Director	2003	2007	Chairman, CWS Inc., and Swanson Plating (Manufacturing)
Bernard G. Westfall	64	Director	1999	2007	Retired President and CEO, WV United Health Systems (Health Care)
Board Compensation
      Directors of Centra Financial, the Morgantown region, and the Martinsburg region, receive an annual retainer of $2,000, regardless of attendance, and $300 for each Centra Board, Morgantown, or Martinsburg region meeting attended. The chairman of the Audit Committee receives an additional $2,000 retainer. Audit Committee Members receive a fee of $500 per meeting attended and $250 per meeting attended telephonically. Members of the Loan, Compensation and Holding Company Committees receive a fee of $100 per meeting attended.
      Each of the directors of the bank and the Martinsburg region received 10-year options to purchase a maximum of 1,650 shares (actual grants were prorated based upon meeting attendance) of Centra Financial common stock for $12.81 per share in 2005. Directors Leech, Dailey, and McMillan received 10-year options to purchase a maximum of 3,300 shares (actual grants prorated based upon meeting attendance) of Centra Financial common stock for $12.81 per share in 2005. All option shares and grant prices have been adjusted to reflect the 10% stock dividend with a record date of December 3, 2005.
      On December 15, 2005, the Board of Directors of Centra Financial approved a deferred director compensation plan which is optional on the part of each director and is effective as of December 30, 2005. Under the plan, directors may voluntarily defer some or all of their director fees and have the fees paid either in a lump sum or over a period of time between two and ten years as selected by the director after a payment event. A payment event is defined as the earlier of the dates specified on the director’s election form or the director’s death. Directors may also receive distributions on the occurrence of an unforeseen emergency such as severe financial hardship resulting from illness or accident of the director or director’s spouse, casualty losses, or similar extraordinary or unforeseen circumstances beyond the control of the director.
Certain Transactions with Directors and Officers and Their Associates
      Centra Financial and the bank have, and expect to continue to have, banking and other transactions in the ordinary course of business with its directors and officers and their affiliates, including members of their families or corporations, partnerships or other organizations in which officers or directors have a controlling interest, on substantially the same terms (including documentation, price, interest rates and collateral, repayment and amortization schedules and default provisions) as those prevailing at the time for comparable transactions with unrelated parties. All of these transactions were made on substantially the same terms (including interest rates, collateral and repayment terms on loans) as comparable transactions with non-affiliated persons. Centra Financial’s management believes that these transactions did not involve more than the normal business risk of collection or include any unfavorable features.
      Directors Parry G. Petroplus and Milan Puskar are members, and each own approximately one-third, of Platinum Plaza Limited Liability Company, lessor of the premises that the bank occupies. In our opinion, the lease is on terms and conditions that are at least as favorable to the bank as would be offered by a nonaffiliated third party. We base this opinion on two independent appraisals obtained by the bank.
      Director D. Scott Roach is a member, and owns approximately 30%, of R. M. Roach & Sons, Inc., lessor of the temporary premises that the bank occupied in Inwood, West Virginia prior to the completion of the permanent facility in July 2005. In our opinion, the lease was on terms and conditions that are at least as favorable to the bank as would be offered by a nonaffiliated third party. This lease ceased with the opening of the permanent facility in July, 2005.
      Directors Parry G. Petroplus and Milan Puskar are members, and each own approximately one-third of EIO, LLC which owns 70% of Citynet, which provides connectivity to the internet and telephone service for Centra. In our opinion, the fees for this service, approximately $57,121 in 2005, are at least as favorable to the bank as would be offered by a nonaffiliated third party.
      Total loans outstanding from the bank at December 31, 2005, to Centra Financial’s officers and directors as a group and members of their immediate families and companies in which they had an ownership interest of 10% or more was $19.4 million or 57.2% of total equity capital and 4.2% of total loans. These loans do not involve more than the normal risk of collectibility or present other unfavorable features.
Executive Compensation and Other Information
      Summary of Compensation. The following table summarizes the compensation Centra Financial (and its subsidiary) paid its executive officers for the years indicated.
SUMMARY COMPENSATION TABLE

		Annual Compensation				Long-Term Compensation

					Awards		Payouts
								All Other
					Restricted	Securities		Compensation
Name and				Other Annual	Stock	Underlying	LTIP	($) (Including
Principal		Salary	Bonus	Compensation	Award(s)	Options	Payouts	401(k) Matching
Position	Year	($)	($)	($)(1)(3)	($)	(#)	($)	Contributions)(2)

Douglas J. Leech,	2005	225,000	70,000	26,982	-0-	205,538	-0-	11,995
President and	2004	233,654	-0-	33,706	-0-	108,900	-0-	9,362
Chief Executive Officer	2003	225,000	45,589	35,000	-0-	213,400	-0-	9,011
Henry M. Kayes Jr.	2005	127,000	40,000	1,359	-0-	49,500	-0-	4,731
President, Martinsburg	2004	110,346	28,000	1,228	-0-	33,000	-0-	4,994
Region	2003	86,769	30,000	1,114	-0-	33,000	-0-	3,330
Kevin D. Lemley,	2005	100,000	30,000	4,399	-0-	51,260	-0-	5,356
Vice President,	2004	96,630	26,816	959	-0-	39,600	-0-	4,976
CFO and Treasurer	2003	89,400	20,000	233	-0-	39,600	-0-	3,585
E. Richard Hilleary,	2005	92,000	20,000	3,576	-0-	47,630	-0-	4,579
Vice President, Commercial	2004	87,613	27,540	1,471	-0-	36,300	-0-	4,665
Lending	2003	81,462	20,000	588	-0-	36,300	-0-	3,282
Karla J. Strosnider,	2005	80,000	31,000	4,180	-0-	31,900	-0-	4,596
Vice President	2004	67,308	25,000	96	-0-	22,000	-0-	3,696
Operations	2003	59,569	17,000	-0-	-0-	20,000	-0-	2,295

(1)	Represents life insurance premium payments for insurance provided to Mr. Leech, reimbursement of payroll taxes related to Centra’s Supplemental Employee Retirement Plan (see note 14 of the financial statements), and reimbursement for personal use of bank vehicle.

(2)	Represents Centra’s matching portion of 401(k) contributions.

(3)	Represents inclusion of group term life insurance coverage in excess of $50,000 for all executive officers, reimbursement of payroll taxes related to Centra’s Supplemental Employee Retirement Plan (see note 14 of the financial statements), and also includes reimbursement for personal use of bank vehicle.
Summary of Stock Options
      The following table lists the company’s grants during 2005 of stock options to the listed officer and all recipients of options under Centra’s 1999 Incentive Stock Option Plan. The actual value, if any, an officer, director or other employee may realize depends on the amount by which the stock price is greater than the exercise price. The exercise price is the price the employee must pay to buy the shares, which is set at the fair market value of Centra Financial’s common stock on the date Centra Financial granted the options. All granted options vest in periods ranging from immediately to four years and expire ten years from the date of grant. Centra Financial did not award any stock appreciation rights.
OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants

	Number of
	Securities	% of Total
	Underlying	Options	Average
	Options	Granted to	Exercise or		Grant Date
	Granted	Employees in	Base Price	Expiration	Present
Name	(#)	Fiscal Year	($/Sh)(1)	Date	Value (2)

Douglas J. Leech	85,748	51.64	$12.81	2015	$295,831
Henry M. Kayes, Jr.	13,200	7.95	12.81	2015	45,540
Kevin D. Lemley	7,700	4.64	12.81	2015	26,565
E. Richard Hilleary	7,700	4.64	12.81	2015	26,565
Karla J. Strosnider	7,700	4.64	12.81	2015	26,565
Timothy P. Saab	7,700	4.64	12.81	2015	26,565
John T. Fahey	7,700	4.64	12.81	2015	26,565
32 Optionees (including the seven listed above)	201,615	100.00	$12.82	2015	$474,196

(1)	Plan participants may have Centra Financial withhold their shares due upon exercise of an option to satisfy their required tax withholding obligations.

(2)	The fair value for the options was estimated at the date of the grants using a Black-Scholes option-pricing model with a risk-free interest rate as of the date of the grants of 4.09% and a weighted life of the options over seven years. No volatility or expected dividends were used to estimate the fair value due to Centra’s stock not being publicly traded and Centra having no history of dividend payments.

Stock Option Exercises and Year-end Value Table
      The following table sets forth certain information regarding individual exercises of stock options during 2005 by each of the named executives.

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Stock
	Acquired on		Stock Options at Year-End		Options at Year-end
	Exercise	Value
Name	(#)	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Douglas J. Leech	—	—	174,311	31,227	$814,640	$61,293
Henry M. Kayes, Jr.	—	—	30,250	19,250	119,377	37,784
Kevin D. Lemley	—	—	37,510	13,750	195,625	26,989
E. Richard Hilleary	—	—	33,880	13,750	165,001	26,989
Karla J. Strosnider	—	—	21,780	10,120	115,250	19,864
Timothy P. Saab	—	—	33,880	13,750	165,001	26,989
John T. Fahey	—	—	20,570	11,330	103,875	22,239
      The following table provides additional information on Centra Financial’s equity compensation plan:

	Number of		Number of Securities
	Securities to be	Weighted-Average	Remaining Available for
	Issued Upon	Exercise Price of	Future Issuance Under
	Exercise of	Outstanding	Equity Compensation
	Outstanding	Options,	Plans (Excluding
	Options, Warrants	Warrants and	Securities
	and Rights	Rights	Reflected in Column (a)
	(a)	(b)	(c)

Equity compensation plans approved by security holders	919,728	$10.53	38,152
Equity compensation plans not approved by security holders	—	—	—
Total	919,728	$10.53	38,152
Employment Agreements and Change of Control
      Centra Financial and the bank have an employment agreement with Douglas J. Leech, chairman, president and chief executive officer of both Centra Financial and the bank. Mr. Leech’s agreement provides that he will serve as president and chief executive officer of Centra Financial and the bank. The term of the agreement is five years unless extended. On each monthly anniversary date of the agreement, the agreement is automatically extended for one additional month, provided that on any monthly anniversary date either the bank or Mr. Leech may serve notice to the other to fix the term to a definite five-year period. The agreement provides for a base salary of $250,000, which amount may be increased if approved by the bank’s board of directors. The agreement provides for severance payments in the event Mr. Leech is actually or constructively terminated without just cause. The agreement also has a change of control provision whereby Mr. Leech may voluntarily terminate employment up until 24 months after a change in control and will be entitled to receive any compensation due and not yet paid through the date of termination plus all compensation and benefits set forth in the agreement for a period of five years following such voluntary termination. As of April 7, 2006, upon termination, for a change of control or termination without cause, Mr. Leech would receive 1.5 times his current salary of $250,000 for five years.
      The change of control provision is designed to secure Mr. Leech’s continued service and dedication in the face of the perception that a change in control could occur, or an actual or threatened change of control occurs.
      Centra Financial and the bank have employment and change of control agreements with Henry M. Kayes Jr., Kevin D. Lemley, E. Richard Hilleary, Karla J. Strosnider, and Timothy P. Saab, senior vice presidents of Centra Bank and John T. Fahey, vice president and marketing director of Centra Bank. The terms of the agreements are two years and on each monthly anniversary date of the agreement, the agreement is automatically extended for one additional month. These agreements provide for a base salary of $150,000, $110,000, $96,000, $92,000, $84,460 and $85,000, respectively, which amounts may be increased if approved by the bank’s board of directors. The agreements provide for severance payments in the event these officers are actually or constructively terminated without just cause. The agreements also have change of control provisions whereby these officers may voluntarily terminate employment up until 24 months after a change in control and will be entitled to receive any compensation due and not yet paid through the date of termination plus all compensation and benefits set forth in the agreement. As of April 7, 2006, upon termination for a change of control or termination without cause, these officers would receive their annual salaries for two years.
Ownership of Securities by Directors and Executive Officers
      The following table sets forth the number of shares of Centra Financial’s common stock that directors and executive officers own as of January 31, 2005. Unless otherwise indicated, all persons listed below have sole voting and investment powers over all shares beneficially owned. No shareholder is known to Centra Financial to be the beneficial owner of more than 5% of the outstanding common stock of Centra as of January 31, 2006.

	Shares of	Shares of
	Common Stock	Common Stock	Amount of
	Beneficially	Subject to Right	Beneficial	Percent of
Name	Owned(1)	to Acquire(2)	Ownership	Ownership

James W. Dailey II	26,363	10,808	37,171	0.99
Arthur Gabriel	1,210	6,933	8,143	0.22
Douglas J. Leech	37,072	182,117	219,189	5.87
Robert A. McMillan	42,955	10,808	53,763	1.44
Mark R. Nesselroad	37,845	7,096	44,941	1.20
Parry G. Petroplus	15,125	7,087	22,212	0.59
Milan Puskar	96,800	6,915	103,715	2.78
Paul T. Swanson	45,980	7,178	53,158	1.42
Bernard G. Westfall	24,200	6,915	31,115	0.83
Henry M. Kayes, Jr.	2,733	33,550	36,283	0.97
Kevin D. Lemley	38,478	39,435	77,913	2.08
E. Richard Hilleary	24,630	35,805	60,435	1.62
Karla J. Strosnider	552	23,705	24,257	0.65
Timothy P. Saab	19,790	35,805	55,595	1.49
John T. Fahey	12,530	22,495	35,025	0.94

All directors and executive officers as a group (fifteen persons)	426,263	436,652	862,915	23.09

(1)	Beneficial ownership is determined in accordance with Rule 13(d)-3 under the Securities Exchange Act of 1934, as amended, and includes shares held by immediate family living in the same household and any related entity in which a 10% or greater ownership percentage is maintained.

(2)	Includes options to acquire shares of Centra that are or become exercisable within sixty days of January 31, 2006.

DESCRIPTION OF CENTRA FINANCIAL’S COMMON STOCK
General Rights
      The articles of incorporation and bylaws of the company govern the holding company’s shareholders. The company’s shareholders have the following rights:

•	Holders of company common stock are entitled to one vote for each share of common stock and to receive pro rata any assets distributed to shareholders upon liquidation.

•	Shareholders do not have preemptive rights.

•	Shareholders have the right under West Virginia law to dissent from certain corporate transactions and to elect dissenters’ rights.

•	The board of directors may fill a vacancy of the board occurring during the course of the year, including a vacancy created by an increase in the number of directors.
Dividends and Dividend Rights
      Centra Financial’s stockholders are entitled to receive dividends when and as declared by the Board of Directors, subject to various regulatory restrictions. Dividends by Centra Financial are dependent on the ability of Centra Bank to pay dividends to Centra Financial. Dividends of Centra Bank are subject to the restrictions contained in W.Va. Code § 31A-4-25. That statute provides that not less than one-tenth part of the net profits of the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends) must be carried to a bank’s surplus fund until the surplus fund equals the amount of its capital stock. Centra Bank has met this provision of the statute. The prior approval of the West Virginia Commissioner of Banking is required if the total of all dividends declared by a state bank in any calendar year will exceed the bank’s net profits for that year combined with its retained net profits for the preceding two years. The statute defines “net profits” as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting all current operating expenses, actual losses and all federal and state taxes.
      Centra Financial’s future cash dividends will depend on its consolidated earnings, general economic conditions, financial condition of its subsidiaries and other factors generally affecting dividend policy.
Voting Rights
      All voting rights with respect to Centra Financial are vested in the holders of Centra Financial’s common stock. In the election of directors, the shareholders of Centra Financial have the right to vote the number of shares owned by them for as many persons as there are directors to be elected, or to cumulate such shares and give one candidate as many votes as the number of directors to be elected multiplied by the number of shares they own, or to distribute them on the same principle among as many candidates as they may decide. For all other purposes, each share is entitled to one vote.
Preemptive Rights
      The holders of common stock of Centra Financial have no preemptive rights to subscribe to any additional securities which Centra Financial may issue. If Centra Financial should decide to issue any or all of these shares, the effect could be to dilute the percentage ownership of the shareholders.
Indemnification
      Directors and officers of Centra Financial or persons serving at the request of Centra Financial as directors, officers, employees or agents of another corporation or organization (including any of its subsidiaries) are entitled to indemnification as provided in its articles of incorporation.

      In general, indemnification is provided for reasonable costs and expenses, fees and reasonable payments in settlement, except in matters in which the person is adjudged to be liable for gross negligence, willful misconduct or criminal acts.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
Antitakeover Provisions
      Centra Financial’s articles of incorporation and bylaws contain the following antitakeover provisions.

•	Staggered Directors’ Terms. The directors of Centra Financial are elected for staggered terms of three years with no more than one-third of the directors being elected in any one year. This provision has the effect of making it more difficult and time consuming for a shareholder who has acquired or control a majority of Centra Financial’s outstanding common stock to gain immediate control of the board of directors or otherwise disrupt Centra Financial’s management.

•	Advance Notice for Director Candidates. Centra Financial’s bylaws require that shareholders who intend to nominate candidates for election to the board of directors must give written notice at least 14 days prior to the date of any shareholders’ meeting called for the purpose of electing directors. The advance notice requirements in Centra Financial’s bylaws affords the board of directors the opportunity to consider the qualifications of the proposed nominees and, to the extent necessary, to inform the shareholders about these qualifications.

•	80% Vote Required to Remove Directors. Centra Financial’s articles of incorporation and bylaws provide that holders of at least 80% of the voting power of shares entitled to vote generally in the election of directors may remove a director. This provision in Centra Financial’s articles and bylaws makes it more difficult for a third party to fill vacancies created by removal with its own nominees.

•	Centra Financial’s Articles of Incorporation Contain Supermajority Provisions. The supermajority provisions in Centra Financial’s articles of incorporation and bylaws provide that the affirmative vote of the holders of at least 80% of the outstanding shares of the voting stock of Centra Financial will be required to amend or repeal articles of incorporation provisions dealing with the classification of the board of directors, director nominations, appointment to newly created directorships, vacancies of directors, removal of directors and business combinations by unsolicited and unapproved third parties.
      Centra Financial’s articles also require a two-thirds affirmative vote of the members of the board to amend the bylaws to change the principal office, change the number of directors, change the number of directors on the executive committee or make a substantial change in the duties of the chairman of the board of the directors and the president. The purpose of a supermajority requirement is to prevent a shareholder with a majority of Centra Financial’s voting power from avoiding the requirements of the foregoing by simply repealing them.

•	Advance Notice Requirements for Shareholder Proposals. Centra Financial’s bylaws require that a shareholder wishing to bring business before an annual meeting of shareholders must give 40 days’ advance notice to Centra Financial. This advance notice requirement gives the board the opportunity to consider the shareholder’s proposal and to inform the other shareholders about the proposal and the board’s position regarding it. This provision could discourage a shareholder from bringing a matter before an annual meeting.

•	Fair Price Provision. Centra Financial’s articles of incorporation contain what is known as a “fair price provision.” The fair price provision requires the approval of at least 80% of Centra Financial’s shares entitled to vote to approve transactions with an interested shareholder except in cases where either (1) price criteria and procedural requirements are satisfied, or (2) a majority of Centra Financial’s board of directors recommends the transaction to the shareholders. If the minimum price criteria and procedural requirements are met or the requisite approval of Centra Financial’s board of directors are given, the normal requirements of West Virginia law would apply.

      An “interested shareholder” is any person, other than Centra Financial or any of its subsidiaries, who is, or who was within the two-year period immediately before the announcement of a proposed business combination, the beneficial owner of more than 10% of Centra Financial’s voting power. It also includes any person who is an assignee of, or has succeeded to, any shares of voting stock in a transaction not involving a public offering which were at any time within the prior two-year period beneficially owned by interested shareholders. A “disinterested director” is any member of the board of directors of Centra Financial who is not affiliated with an interested shareholder and who was a director of Centra Financial prior to the time the interested shareholder became an interested shareholder. It also includes any successor to a disinterested director who is not affiliated with an interested shareholder and who was recommended by a majority of the disinterested directors then on the board.
Advantages of Centra Financial’s Antitakeover Provisions
      The provisions discussed above may constitute defensive measures because they may discourage or deter a third party from attempting to acquire control of Centra Financial. The purpose of these provisions is to discourage and to insulate the corporation against hostile takeover efforts which Centra Financial’s board of directors might determine are not in the best interests of Centra Financial and its shareholders. We believe that these provisions are reasonable precautions to ensure that a party seeking control will discuss its proposal with management.
Disadvantages of Centra Financial’s Antitakeover Provisions
      The classification of the board of directors makes it more difficult to change directors because they are elected for terms of three years rather than one year, and at least two annual meetings instead of one are required to change a majority of the board of directors. Furthermore, because of the smaller number of directors to be elected at each annual meeting, holders of a minority of the voting stock may be in a less favorable position to elect directors through the use of cumulative voting. The supermajority provisions make it more difficult for shareholders to effect changes in the classification of directors.
      The ability of the board of directors to issue additional shares of common and preferred stock also permits the board of directors to authorize issuance of the stock which may be dilutive and, in the case of preferred stock, which may affect the substantive rights of shareholders without requiring an additional shareholder vote.
      Collectively, the provisions may be beneficial to management in a hostile takeover attempt, making it more difficult to effect changes, and at the same time, adversely affecting shareholders who might wish to participate in a takeover attempt.
PLAN OF DISTRIBUTION
      Centra Financial will offer shares of its common stock to the public primarily through sales made by its directors, officers and employees, on a best-efforts basis. These individuals will use personal contact, telephone, mail or other media to solicit subscriptions. No Centra Financial or Centra Bank director, consultant, officer or employee will receive any additional compensation for assisting with the sale of Centra Financial’s common stock. The expenses of the offering are estimated to be $71,604, including legal, accounting, printing and postage expenses. Centra Financial reserves the right to issue shares through sales made by brokers or dealers in securities, in which case expenses may exceed the amounts listed above.
LEGAL MATTERS
      The legality of the shares of common stock offered by this prospectus will be passed upon by Jackson Kelly PLLC, Charleston, West Virginia, counsel to Centra Financial.

EXPERTS
      Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We have included our financial statements herein in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Additionally, we file annual, quarterly and current reports with the Securities and Exchange Commission. You can read and copy any document we file at the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-5561, and the Securities and Exchange Commission’s Regional offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s Web site is http://www.sec.gov.
      You should rely only on the information contained in this prospectus. Centra Financial has not authorized anyone to provide prospective investors with any different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date hereof, regardless of the time of the delivery of this prospectus or any sale of these securities.

INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP	F-2
Consolidated Balance Sheets as of December 31, 2005, and 2004	F-3
Consolidated Statements of Income for the Years Ended December 31, 2005, 2004 and 2003	F-4
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2005, 2004 and 2003	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003	F-6
Notes to Consolidated Financial Statements	F-7
Interim Consolidated Financial Statements	F-26
Consolidated Balance Sheets of March 31, 2005, and 2004	F-
Consolidated Statements of Income for the Three Months Ended March 31, 2006, and 2005	F-
Consolidated Statements of Stockholders’ Equity for the Three Months Ended March 31, 2006, and 2005	F-
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2006, and 2005	F-
Notes to Consolidated Financial Statements	F-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of Centra Financial Holdings, Inc.
      We have audited the accompanying consolidated balance sheets of Centra Financial Holdings, Inc. and subsidiaries (Centra) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of Centra’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Centra’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Centra’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centra Financial Holdings, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Cleveland, Ohio
March 10, 2006

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31

	2005	2004

	(Dollars in thousands,
	except per share data)
ASSETS
Cash and cash equivalents	$11,162	$9,632
Interest-bearing deposits in other banks	1,634	1,569
Federal funds sold	10,633	2,144

Total cash and cash equivalents	23,429	13,345
Available-for-sale securities, at estimated fair value (amortized cost of $49,736 in 2005 and $23,449 in 2004)	49,748	23,386
Loans	463,496	396,914
Allowance for loan losses	(6,907)	(5,764)

Net loans	456,589	391,150
Premises and equipment	9,264	7,098
Loans held for sale	1,507	1,285
Other assets	10,219	6,650

Total assets	$550,756	$442,914

Liabilities Deposits Non-interest bearing	$63,627	$54,559
Interest bearing	420,905	331,263

Total deposits	484,532	385,822
Short-term borrowings	18,536	14,507
Long-term debt	10,000	10,000
Other liabilities	3,815	2,840

Total liabilities	516,883	413,169
Stockholders’ equity Preferred stock, $1 par value, 1,000,000 authorized, none issued	—	—
Common stock, $1 par value, 50,000,000 authorized, 2,817,309 and 2,552,506 issued and outstanding on December 31, 2005 and 2004, respectively	2,817	2,552
Additional paid-in capital	25,016	25,185
Accumulated earnings	6,033	2,046
Accumulated other comprehensive income (loss)	7	(38)

Total stockholders’ equity	33,873	29,745

Total liabilities and stockholders’ equity	$550,756	$442,914

See Notes to Consolidated Financial Statements.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31

	2005	2004	2003

	(Dollars in thousands,
	except per share data)
Interest income:
Loans, including fees	$28,064	$19,280	$13,584
Loans held for sale	164	112	295
Securities available-for-sale	781	459	508
Interest-bearing bank balances	96	33	24
Federal funds sold	425	130	223

Total interest income	29,530	20,014	14,634
Interest expense:
Deposits	10,300	6,609	5,226
Short-term borrowings	423	116	78
Long-term debt	565	121	—

Total interest expense	11,288	6,846	5,304

Net interest income	18,242	13,168	9,330
Provision for credit losses	1,341	2,160	2,099

Net interest income after provision for credit losses	16,901	11,008	7,231
Other income:
Service charges on deposit accounts	903	865	654
Other service charges and fees	898	674	472
Secondary market income	1,002	815	1,563
Security losses	(247)	—	—
Other	332	143	97

Total other income	2,888	2,497	2,786
Other expense:
Salaries and employee benefits	6,247	4,759	3,908
Occupancy expense	1,379	969	819
Equipment expense	1,216	1,076	778
Advertising	855	553	395
Professional fees	391	403	212
Data processing	809	864	621
Other	2,568	1,726	1,424

Total other expense	13,465	10,350	8,157

Net income before income tax (benefit)	6,324	3,155	1,860
Income tax expense (benefit)	2,337	1,151	(104)

Net income	$3,987	$2,004	$1,964

Basic earnings per share	$1.42	$.71	$.70
Diluted earnings per share	$1.32	$.68	$.66
Basic weighted-average shares outstanding	2,809,646	2,807,757	2,807,757
Diluted weighted-average shares outstanding	3,012,444	2,947,206	2,967,427
See Notes to Consolidated Financial Statements.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

				Accumulated
		Additional	Accumulated	Other
	Common	Paid-In	(Deficit)	Comprehensive
	Stock	Capital	Earnings	Income(Loss)	Total

	(Dollars in thousands)
Balance, January 1, 2003	2,320	25,419	(1,922)	54	25,871
Comprehensive income:
Net income	—	—	1,964	—	1,964
Other comprehensive income:
Unrealized gain on available-for-sale securities, net of income taxes	—	—	—	3	3

Total comprehensive income					1,967

Balance, December 31, 2003	2,320	25,419	42	57	27,838
Stock split in the form of a 10% stock dividend	232	(234)			(2)
Comprehensive income:
Net income	—	—	2,004	—	2,004
Other comprehensive (loss):
Unrealized loss on available-for-sale securities, net of income taxes of $63	—	—	—	(95)	(95)
Total comprehensive income					1,909

Balance, December 31, 2004	$2,552	$25,185	$2,046	$(38)	$29,745
Stock split in the form of a 10% stock dividend	256	(258)			(2)
Issuance of common stock	9	89	—	—	98
Comprehensive income:
Net income	—	—	3,987	—	3,987
Other comprehensive income:
Unrealized gain on available-for-sale securities, net of income taxes of $30, and net of reclassification adjustment for losses included in net income of $148	—	—	—	45	45

Total comprehensive income					4,032

Balance, December 31, 2005	$2,817	$25,016	$6,033	$7	$33,873

See Notes to Consolidated Financial Statements.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31

	2005	2004	2003

	(Dollars in thousands)
Operating activities:
Net income	$3,987	$2,004	$1,964
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion of discounts on securities	(27)	(11)	(169)
Amortization of premiums on securities	18	178	300
Loss on sale of securities	247	—	—
Provision for credit losses	1,341	2,160	2,099
Deferred income tax (benefit)	(535)	(816)	(104)
Depreciation	1,119	761	599
(Gain)loss on disposal of premises and equipment	(2)	101	—
Loans originated for sale	(69,543)	(57,354)	(85,828)
Proceeds from loans sold	70,255	57,589	93,866
Gain on sale of loans	(934)	(764)	(1,477)
Increase (decrease) in other liabilities	975	(477)	1,643
Increase in other assets	(1,190)	(344)	(1,638)

Net cash provided by operating activities	5,711	3,027	11,255
Investing activities:
Purchases of premises and equipment	(3,319)	(2,630)	(2,234)
Retirement of premises and equipment	36	324	—
Purchases of life insurance	(1,873)	(118)	(129)
Purchases of available-for-sale securities	(46,426)	(28,087)	(24,854)
Sales and maturities of available-for-sale securities	19,901	27,271	39,038
Net increase in loans made to customers	(66,780)	(101,212)	(109,205)

Net cash used in investing activities	(98,461)	(104,452)	(97,384)
Financing activities:
Net increase in deposits	98,710	83,467	87,487
Net increase (decrease) in securities sold under agreement to repurchase	4,029	(2,446)	(7,625)
Proceeds of long-term debt issuance	—	10,000	—
Proceeds of stock offering	98	—	—
Payments representing fractional shares	(2)	(2)	—

Net cash provided by financing activities	102,835	91,019	79,862

Decrease (increase) in cash and cash equivalents	10,084	(10,406)	(6,267)
Cash and cash equivalents — beginning of period	13,345	23,751	30,018

Cash and cash equivalents — end of period	$23,429	$13,345	$23,751

Supplemental cash flow information:
Interest paid	$11,061	$6,693	$5,189
Income taxes paid	$3,069	$2,963	$39
See Notes to Consolidated Financial Statements.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      The accounting and reporting policies of Centra Financial Holdings, Inc. and Subsidiaries (“Centra”) conform to U.S. generally accepted accounting principles and to general practices within the banking industry. Centra considers all of its principal activities to be banking related. Centra’s business activities are currently confined to one segment which is community banking. As a community banking entity, Centra offers its customers a full range of products through various delivery channels. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
      Certain prior period amounts have been reclassified to conform with the current period presentation. There was no impact to stockholders’ equity or net income.
      The following is a summary of significant accounting policies followed in the preparation of the financial statements:
     Principles of Consolidation
      The consolidated financial statements include the accounts of Centra Financial Holdings, Inc. and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.
     Cash and Cash Equivalents
      Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and federal funds sold, all with original maturities of 90 days or less.
     Investment Securities
      Management determines the appropriate classification of investment securities at the time of purchase. Available-for-sale securities are those securities that would be available to be sold in the future in response to Centra’s liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses reported in a separate component of other comprehensive income. The cost of securities sold is based on the specific-identification method.
     Loans
      Loans are stated at the principal amount outstanding, net of any unearned income. Loans are deemed delinquent when scheduled principal or interest payments are 30 to 90 days past due.
      Interest income is recognized on an accrual basis. Loan origination fees and certain direct costs are deferred and amortized into interest income as an adjustment to the yield over the term of the loan. Other credit-related fees such as commitment fees, letter and line of credit fees are recognized as fee income when earned.
      Loans are designated as non-performing when either principal or interest payments are 90 days or more past due, unless those loans are in the process of collection and, in management’s opinion, have a net realizable value of collateral that exceeds the principal and accrued interest. When a loan is placed on non-accrual status, interest accruals are discontinued, previously accrued interest recognized in income in the current year is reversed and interest accrued in prior years is charged against the allowance for loan losses. Interest received on non-performing loans is included in income only if principal recovery is reasonably assured. A non-performing loan is restored to accrual status when it is brought current, has performed in accordance with

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
contractual terms for a reasonable period of time, and the collectibility of the total contractual principal and interest is no longer in doubt.
      Consistent with Centra’s existing method of income recognition for loans, interest income on impaired loans, except those classified as nonaccrual, is recognized as income using the accrual method. Centra’s method of income recognition for impaired loans that are classified as nonaccrual is to recognize interest income on the cash basis or apply the cash receipt to principal when the ultimate collectibility of principal is in doubt.
     Other Real Estate Owned
      At December 31, 2005 other real estate owned (OREO) included in Other Assets in the Consolidated Balance Sheets was $204,000. There was no OREO in 2004. OREO consists of real estate acquired in foreclosure or other settlement of loans. Such assets are carried at the lower of the investment in the assets or the fair value of the assets less estimated selling costs. Any adjustment to the fair value at the date of transfer is charged against the allowance for loan losses. Any subsequent valuation adjustments as well as any costs relating to operating, holding or disposing of the property are recorded in other expense in the period incurred.
     Allowance for Credit Losses
      Centra maintains an allowance for loan losses and an allowance for lending-related commitments such as unfunded loan commitments and letters of credit. The allowance for lending related commitments is reported as a liability on the Balance Sheets within other liabilities while the corresponding provision for these taxes is recorded as a component of the provision for credit losses. The combined allowances for loan losses and lending-related commitments are referred to as the allowance for credit losses.
      The allowance for credit losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio and lending commitments. Management’s determination of the adequacy of the allowance for credit losses is based on a quarterly evaluation of the portfolio, historical loan loss experience of peer banks, peer group comparisons, current national and local economic conditions, volume, growth, and composition of the portfolio, geographic dispersion of the borrowers, and other relevant risk factors. This evaluation is inherently subjective and it requires material estimates, including estimated losses on pools of loans grouped by similar risk characteristics based on historical loss experience of peers and consideration of current economic conditions that may be susceptible to significant change. Increases to the allowance for estimated credit losses are made by charges to the provision for credit losses. Loans that would be determined uncollectible are charged against the allowance for loan losses, while recoveries of previously charged-off loans would be credited to the allowance for loan losses.
      Centra’s allowance for loan losses is the combination of estimated allowances for specific commercial credits, if any, and allowances for the remaining loans, grouped by similar characteristics. Management’s estimate of each component of the allowance for loan losses is based on certain observable data that management believes is the most reflective of the underlying credit losses being estimated.
      A key element of Centra’s methodology for determining the allowance for loan losses is Centra’s formal credit risk monitoring procedures, which includes credit risk grading of individual commercial loans. Commercial loans are assigned credit risk grades based on the individual borrower’s ability to meet its contractual obligations. Upon detection of the borrower’s inability to meet its contractual obligations, the loan is considered impaired and a specific allowance is determined. For the remaining loans, historical peer loss estimates are utilized and adjusted in consideration of known inherent risk factors. Any differences between net charge-offs and estimated losses are evaluated so that management can ensure the allowance for loan loss analysis adequately provides for the risk in the total loan portfolio.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Loans Held for Sale
      Loans held for sale are real estate loans that Centra originated with the intent to sell in the secondary market. The loans are carried at the lower of aggregate cost or estimated fair value.
     Bank Premises and Equipment
      Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Centra depreciates its building, leasehold improvements and premises, and furniture, fixtures and equipment over estimated useful lives ranging from 7 to 31 years and 3 to 10 years, respectively.
     Advertising Expense
      Advertising costs are generally expensed as incurred.
     Income Taxes
      Deferred income taxes (included in other assets) are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the anticipated statutory tax rate that will be in effect when the differences are expected to reverse.
     Stock Based Compensation
      Centra has nonqualified and incentive stock option plans for certain key employees and directors. Because the exercise price of Centra’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Had compensation expense been determined using the fair-value method, pro forma net income for the years ended December 31, 2005, 2004 and 2003 would have been as follows:

	Year Ended December 31,

	2005	2004	2003

	(Dollars in thousands,
	except per share data)
Net income as reported	$3,987	$2,004	$1,964
Stock based compensation using fair value method	(393)	(239)	(400)

Pro forma net income	$3,594	$1,765	$1,564

Basic earnings per share as reported	$1.42	$.71	$.70
Diluted earnings per share as reported	$1.32	$.68	$.66
Proforma basic earnings per share	$1.28	$.63	$.55
Proforma diluted earnings per share	$1.19	$.60	$.52
      For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options’ vesting period. The significant assumptions used in computing the fair value of stock options are disclosed in Note 15.
     Earnings Per Share
      Basic earnings per share is determined by dividing net income by the weighted average number of shares outstanding. Diluted earnings per share is determined by dividing net income by the weighted average number of shares outstanding increased by the number of shares that would be issued assuming the exercise of stock options. The dilutive effect of stock options was 202,798 shares in 2005 and 139,449 shares in 2004.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Stock Split in the Form of a Stock Dividend
      On November 17, 2005, Centra’s Board of Directors authorized a 10% stock dividend to shareholders of record on December 2, 2005 to effect a wider distribution of the stock. Because this was not considered a return of earnings to shareholders, retained earnings was not capitalized. Average shares outstanding and per share amounts included in the consolidated financial statements have been adjusted to give effect to the stock dividend.
     Recent Accounting Pronouncements
      Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), Share-Based Payment (Statement 123R). Statement 123R was issued in December 2004, requiring that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123R replaces FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement 123), and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB 25, as long as the footnotes to financial statements disclosed pro forma net income under the preferable fair-value-based method. Centra has historically accounted for its stock options under APB 25 and will adopt the provisions of Statement 123R on January 1, 2006 as required. In accordance with adopting Statement 123R, Centra will begin recognizing compensation expense related to unvested stock options that are outstanding upon adoption. Compensation expense related to the current unvested and outstanding options is estimated to approximate $158,000 in 2006.
      Staff Accounting Bulletin No. 107, Share Based Payments (SAB 107). On March 29, 2005, the SEC issued SAB 107 to provide public companies additional guidance in applying the provisions of Statement 123R. Among other things, SAB 107 describes the SEC staff’s expectations in determining the assumptions that underlie the fair value estimates and discusses the interaction of Statement 123R with certain existing SEC guidance. Centra will adopt the provisions of SAB 107 in conjunction with the adoption of Statement 123R beginning January 1, 2006.
      FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). In March 2005, the FASB issued FIN 47, which clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations. FIN 47 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 becomes effective for fiscal years ending after December 15, 2005. Centra does not expect the impact of adopting FIN 47 will be material to its financial condition, results of operations, or cash flows.
      Financial Accounting Standards Board (FASB) Statement No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (Statement 154). In May 2005, the FASB issued Statement 154, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of this new pronouncement is not expected to be material to Centra’s financial condition, results of operations, or cash flows.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      FASB Staff Position No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-2). In December 2003, a law was enacted that expands Medicare benefits, primarily adding a prescription drug benefit for Medicare-eligible retirees beginning in 2006. The law also provides a federal subsidy to companies that sponsor postretirement benefit plans providing prescription drug coverage. FSP 106-2 specifies that any Medicare subsidy must be taken into account in measuring the employer’s postretirement health care benefit obligation and will also reduce the net periodic postretirement cost in future periods. During the first quarter of 2005, government authorities issued further clarification on certain aspects of the Medicare Act. The impact of this new pronouncement is not expected to be material to Centra’s financial condition, results of operations, or cash flows.
      Proposed FASB interpretation of FASB Statement No. 109 — Accounting for Uncertain Tax Positions. In July 2005, the FASB issued an exposure draft of a proposed interpretation on accounting for uncertain tax positions under SFAS No. 109, Accounting for Income Taxes. The Exposure Draft contains proposed guidance on the recognition and measurement of uncertain tax positions. If adopted as proposed, the Company would be required to recognize, in its financial statements, the best estimate of the impact of a tax position, only if that tax position is probable of being sustained on audit based solely on the technical merits of the position. The proposed effective date for the Interpretation was originally scheduled for December 31, 2005 with a cumulative effect of a change in accounting principle to be recorded upon the initial adoption. The FASB now expects to issue a final Interpretation, which would include amendments to Statement 109, in the first quarter of 2006. Centra is currently evaluating the impact this proposed interpretation will have on its financial statements.

2.	FAIR VALUES OF FINANCIAL INSTRUMENTS
      The following methods and assumptions were used by Centra in estimating its fair value disclosures for financial instruments:
     Cash and Cash Equivalents
      The carrying amounts reported in the balance sheet approximate their fair values.
     Investment Securities
      Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices of comparable securities. Differences occurring due to these estimates are not material.
     Loans
      The fair value of performing variable rate loans that reprice frequently and performing demand loans, with no significant change in credit risk, is based on carrying value. The fair value of certain mortgage loans is based on quoted market prices of similar loans sold adjusted for differences in loan characteristics. The fair value of other performing loans (e.g., commercial real estate, commercial and consumer loans) is estimated using discounted cash flow analyses and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.
     Deposits
      The carrying amounts of demand deposits, savings accounts and certain money market deposits approximate their fair values. The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation that applies current rates offered for deposits of similar remaining maturities.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Short-Term Borrowings
      The carrying amounts of short-term borrowings approximate their fair values.
     Long-Term debt
      The carrying amounts of long-term debt approximate their fair value because the debt is a variable rate instrument repricing quarterly.
     Financial Instruments
      The fair value of loan commitments is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the counter-parties’ credit standing. The estimated fair value of these commitments approximates their carrying value.
      The estimated fair values of Centra’s financial instruments are as follows:

	2005		2004

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

	(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$23,429	$23,429	$13,345	$13,345
Investment securities	49,748	49,748	23,386	23,386
Loans	463,496	511,666	396,914	397,147
Financial liabilities:
Deposits	484,532	471,751	385,822	386,535
Short-term borrowings	18,536	18,536	14,507	14,507
Long-term debt	10,000	10,000	10,000	10,000
      Bank premises and equipment and other information required to compute Centra’s aggregate fair value are not included in the above information. Accordingly, the above fair values are not intended to represent the aggregate fair value of Centra.

3.	INVESTMENT SECURITIES
      The estimated maturities presented in the tables below may differ from the contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties. The portfolio contains no single issue (excluding U.S. government and U.S. agency securities) that exceeds 10% of stockholders’ equity.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Securities Classified as Available-for-Sale

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(Dollars in thousands)
At December 31, 2005:
U.S. Treasury securities and obligations of U.S. government
agencies and corporations	$47,390	$—	$(163)	$47,227
Tax-exempt securities	1,099	—	(2)	1,097
Other securities	1,247	177	—	1,424

Total available-for-sale securities	$49,736	$177	$(165)	$49,748

At December 31, 2004:
U.S. Treasury securities and obligations of U.S. government agencies and corporations	$22,522	$—	$(169)	$22,353
Tax-exempt securities	100	3		103
Other securities	827	103	—	930

Total available-for-sale securities	$23,449	$106	$(169)	$23,386

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Maturity distribution of available-for-sale securities:

	Contractual Maturities

	U.S. Treasury
	Securities and		Total
	Obligations of		Available-
	U.S. Government	Other	for-Sale
	Agencies	Securities	Securities

	(Dollars in thousands)
December 31, 2005
Within one year:
Amortized cost	$13,904	$—	$13,904
Fair value	$13,840	$—	$13,840
Yield	4.11%	—%	4.11%
1 to 5 years:
Amortized cost	$33,486	$279	$33,765
Fair value	$33,388	$278	$33,666
Yield	4.73%	3.20%	4.73%
5 to 10 years:
Amortized cost	$—	$720	$720
Fair value	$—	$720	$720
Yield	—%	4.35%	4.35%
Over 10 years:
Amortized cost	$—	$1,347	$1,347
Fair value	$—	$1,522	$1,522
Yield	—%	2.58%	2.58%
Total amortized cost	$47,390	$2,346	$49,736
Total fair value	$47,228	$2,520	$49,748
Total yield	4.55%	3.20%	4.48%
      At December 31, 2005, investment securities having a carrying value of $19,556,000 were pledged to secure public deposits and repurchase agreements in accordance with federal and state requirements.
      Provided below is a summary of securities available-for sale which were in an unrealized loss position at December 31, 2005 and 2004. Fourteen and twelve securities are in an unrealized loss position at December 31, 2005 and 2004, respectively. The company has the ability and the intent to hold these securities until such time as the value recovers or the securities mature. Further, the company believes the deterioration in value is attributable to changes in market interest rates and not credit quality of the issuer.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Less Than 12 Months		12 Months or More		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(Dollars in thousands)
At December 31, 2005:
U.S. government and agency securities	$20,300	$(90)	$3,927	$(73)	$24,227	$(163)
Tax-exempt securities	377	(2)	—	—	377	(2)
Other securities	—	—	—	—	—	—

Total loans	$20,677	$(92)	$3,927	$(73)	$24,604	$(165)

At December 31, 2004:
U.S. government and agency securities	$1,495	$(5)	$20,858	$(164)	$22,353	$(169)
Tax-exempt securities	—	—	—	—	—	—
Other securities	—	—	—	—	—	—

Total loans	$1,495	$(5)	$20,858	$(164)	$22,353	$(169)

4.	LOANS AND ALLOWANCE FOR LOAN LOSSES
      The following is a detail of total loans outstanding as of December 31:

	2005	2004

	(Dollars in thousands)
Commercial	$63,887	$58,391
Real estate, commercial	241,384	211,472
Real estate, mortgage	115,683	97,874
Consumer	42,542	29,177

Total loans	$463,496	$396,914

      The allowance for loan losses represents an estimation of probable credit losses inherent in the loan portfolio. Activity in the allowance for loan losses follows:

	2005	2004	2003

Balance, January 1	$5,764	$4,457	$2,060
Provision	1,301	2,160	1,879
Charge-offs	304	227	17
Recoveries	146	4	—

Net charge-offs	158	223	17

Balance, December 31	$6,907	$5,764	$3,922

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The allowance for credit losses represents an estimation of probable credit losses inherent in the off balance sheet unused commitments and is classified as other liabilities in the financial statements. Activity in the allowance for credit losses follows:

	2005	2004	2003

Balance, January 1	$630	$535	$315
Provision	40	95	220

Balance, December 31	$670	$630	$535

      The recorded investment in loans that are considered to be impaired at December 31, 2005 and 2004 was $72,000 and $359,000, respectively. Average impaired loans outstanding for the years ended December 31, 2005, 2004, and 2003 was $273,000, $193,000, and $61,000, respectively. There is no associated allowance with the impaired loans based on the estimated collateral value. Interest income that would have been recognized on the impaired loans, if they were current under their original terms, and the cash basis income recognized in 2005 and 2004 was not material to the financial statements.
      Centra’s lending is primarily focused in the north central and eastern panhandle areas of West Virginia, and consists principally of commercial lending, retail lending, which includes single-family residential mortgages, and other consumer lending. All credits were subjected to Centra’s normal commercial underwriting standards and did not present more than the normal amount of risk assumed in other lending areas.
      Centra does not extend credit to any single borrower or group of related borrowers in excess of the combined legal lending limits of its subsidiary bank. The legal lending limit of Centra Bank, Inc. as of December 31, 2005 was $7.5 million.
      In the normal course of its business, Centra’s subsidiary bank has granted loans to executive officers and directors of Centra and to their associates. Related party loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated persons and did not involve more than normal risk of collectibility. All related party loans were current as of December 31, 2005. The following is an analysis of activity of related party loans for the year ended December 31:

	2005	2004

	(Dollars in thousands)
Balance, January 1	$18,357	$17,270
New loans	8,650	12,814
Repayments	(7,627)	(11,727)

Balance, December 31	$19,380	$18,357

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	BANK PREMISES AND EQUIPMENT
      The major categories of bank premises and equipment and accumulated depreciation are summarized as follows at December 31:

	2005	2004

	(Dollars in thousands)
Land	$2,832	$1,799
Building and premises	3,756	1,453
Leasehold improvements	774	1,702
Furniture, fixtures and equipment	5,148	4,306

	12,510	9,260
Accumulated depreciation	(3,246)	(2,162)

Net book value	$9,264	$7,098

      Centra leases certain banking facilities and equipment under various agreements with original terms providing for fixed monthly payments over periods ranging from 3 to 20 years. The future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2005:

Operating Leases

(Dollars in thousands)
Year Ending December 31:
2006	$628
2007	581
2008	581
2009	581
2010	577
Thereafter	4,593

Total minimum lease payments	$7,541

      Rent expense was $764,000 in 2005, $686,000 in 2004, and $582,000 in 2003.
      Centra leases its main banking facility from a Limited Liability Company, two thirds of which is owned by two directors of Centra. Rent expense for the building approximated $330,000 in 2005, $346,000 in 2004, and $297,000 in 2003.

6.	DEPOSITS
      Included in interest-bearing deposits are various time deposit products. The maturities of time deposits are as follows: $72,125,000 in the first 3 months, $63,157,000 in months 4 through 12, and $140,432,000 over 12 months.
      Deposits from related parties approximated $15.9 million at December 31, 2005, and $17.2 million at December 31, 2004.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	SHORT-TERM BORROWINGS
      Short-term borrowings primarily consist of corporate deposits held in overnight repurchase agreements. The securities underlying the repurchase agreements are under the control of Centra. Additional details regarding short-term borrowings are summarized as follows:

	2005	2004	2003

	(Dollars in thousands)
Ending balance	$18,536	$14,507	$16,953
Average balance	16,164	15,217	17,243
Highest month-end balance	24,477	16,493	21,933
Interest expense	423	116	78
Weighted-average interest rate:
End of year	3.44%	1.60%	0.38%
During the year	2.62%	0.77%	0.45%
      Centra has a maximum borrowing capacity of $225.8 million from the Federal Home Loan Bank on a short-term basis. In addition, Centra has short-term borrowing capacity of $1 million from Wachovia Bank, N.A. through an unsecured line of credit and $3 million through a reverse repurchase agreement. Centra also has $13 million available from Bankers Bank via a reverse repurchase agreement.

8.	LONG-TERM DEBT
      During 2004, Centra formed a statutory business trust for the purpose of issuing trust preferred capital securities (Capital Securities) with the proceeds invested in junior subordinated debt securities (Debentures) of Centra. The Debentures, which are subordinate and junior in right of payment to all present and future senior indebtedness and certain other financial obligations of Centra, are the sole assets of the trust and Centra’s payment under the Debentures is the sole source of revenue for the trusts. The Debentures are included in long-term debt and the investment in the trust is included in other assets in the Consolidated Balance Sheets. The Capital Securities are not included in stockholders’ equity in the Consolidated Balance Sheets. Centra fully and unconditionally guarantees the trust’s obligations under the Capital Securities.
      Under the provisions of the subordinated debt, Centra has the right to defer payment of interest on the subordinated debt at any time, or from time to time, for periods not exceeding five years. The securities mature in 30 years and are at an interest cost of 2.29% over the three-month LIBOR rate, reset quarterly. If interest payments on the subordinated debt are deferred, the dividends on the Capital Securities are also deferred. Interest on the subordinated debt is cumulative.
      The Trust Preferred Securities currently qualify as Tier 2 capital of Centra for regulatory purposes. The banking regulatory agencies have not issued any guidance, which would change the regulatory capital treatment for the Trust Preferred Securities based on the adoption of FASB interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities.
      At December 31, the Debentures and their related weighted-average interest rates were as follows:

	2005		2004

		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate

	(Dollars in thousands)
Centra Financial Statutory Trust 1	$10,000	5.65%	$10,000	4.31%
      Interest paid on long-term borrowings approximated $565,000 in 2005 and $121,000 in 2004.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	INCOME TAXES
      Centra incurred income tax expense of $2,337,000 in 2005 and $1,151,000 in 2004. However, the 2003 expense was fully offset by reversal of the valuation allowance that was recognized against deferred tax assets in prior years. During 2003, management determined, based on a number of factors, that realization of the net deferred tax assets is more likely than not, and, therefore, the valuation allowance was reversed. Including reversal of the valuation allowance, Centra recorded an income tax benefit of $104,000 in 2003.
      The effective income tax rate in the consolidated statement of operations is less than the statutory corporate tax rate due to the following:

	2005	2004	2003

Statutory corporate tax rate	34.0%	34.0%	34.0%
Differences in rate resulting from:
State income taxes	4.0	4.3	3.5
Other	(1.0)	(1.8)	(2.4)
Change in valuation allowance	—	—	(40.6)

Effective income tax rate	37.0%	36.5%	(5.5)%

      Significant components of the provision for income taxes are as follows:

	2005	2004	2003

	(Dollars in thousands)
Federal:
Current	$2,408	$1,656	$1,274
Deferred	(455)	(708)	(1,507)
State	384	203	129

Income tax expense (benefit)	$2,337	$1,151	$(104)

      The following is a summary of deferred tax assets (liabilities) as of December 31:

	2005	2004

	(Dollars in
	thousands)
Deferred tax assets:
Allowance for loan losses	$2,974	$2,495
Available-for-sale securities	—	25
Supplemental retirement plan	207	163
FAS 91 loan fees	88	41

Deferred tax assets	3,269	2,724
Deferred tax liabilities:
Premises and equipment	413	422
Available-for-sale securities	5	—
Accretion on available-for-sale securities	11	—

Deferred tax liabilities	429	422

Net deferred tax assets	$2,840	$2,302

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
      In the normal course of business, Centra is party to financial instruments with off-balance sheet risk necessary to meet the financing needs of customers and to manage its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of these instruments express the extent of involvement Centra has in these financial instruments.
     Loan Commitments and Standby Letters of Credit
      Loan commitments are made to accommodate the financial needs of Centra’s customers. The total amount of loan commitments outstanding at December 31, 2005, is $97,623,000. Standby letters of credit commit Centra to make payments on behalf of customers when certain specified future events occur. Centra has $10,126,000 of standby letters of credit at December 31, 2005. Centra’s exposure to credit loss in the event of nonperformance by the counter-party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. Centra uses the same underwriting standards in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained is based on management’s credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. At December 31, 2005 Centra has recorded $670,000 as a reserve against potential losses related to these commitments and has classified that reserve in other liabilities in the financial statements.
      Centra originates long-term, fixed-rate or adjustable mortgage loans and sells them on the secondary market, servicing released. At December 31, 2005, Centra had $5,039,000 of commitments to borrowers to originate loans to be sold on the secondary market. The fair value of the derivatives related to these commitments is not material to the financial statements.

11.	OTHER EXPENSES
      The following items of other expense exceed one percent of total revenue for the period indicated (in thousands):

	2005	2004	2003

Stationery and supplies	$307	$203	$178
Outside services	448	303	233
Taxes not on income	359	308	293

12.	REGULATORY MATTERS
      The primary source of funds for the dividends paid by Centra is dividends received from its banking subsidiary. The payment of dividends by banking subsidiaries is subject to various banking regulations. The most restrictive provision requires regulatory approval if dividends declared in any calendar year exceed the total net profits, as defined, of that year plus the retained net profits, as defined, of the preceding two years. At January 1, 2006, Centra has $12,053,000 available for dividends.
      Centra and its banking subsidiary are subject to various regulatory capital requirements administered by the banking regulatory agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Centra and its banking subsidiary must meet specific capital guidelines that involve quantitative measures of each entity’s assets, liabilities, and certain off-balance sheet items as calculated under

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
regulatory accounting practices. Centra and its banking subsidiary’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
      Quantitative measures established by regulation to ensure capital adequacy require Centra and its banking subsidiary to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Centra and its banking subsidiary met all capital adequacy requirements at December 31, 2004.
      As of December 31, 2005, the most recent notifications from the banking regulatory agencies categorized Centra and its banking subsidiary as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Centra and its banking subsidiary must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since these notifications that management believes have changed Centra’s or its banking subsidiary’s category.
      Centra’s actual capital amounts and ratios are presented in the following table.

					Well Capitalized
					Under Prompt
			For Capital		Corrective Action
	Actual		Adequacy		Provision

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
As of December 31, 2005
Total capital(1)	$49,212	11.6%	$33,998	8%	$42,497	10%
Tier 1(2)	33,866	10.8	12,497	4	18,745	6
Tier 1(3)	33,866	8.8	15,429	4	19,286	5
As of December 31, 2004
Total capital(1)	$44,326	12.1%	$29,331	8%	$36,663	10%
Tier 1(2)	29,783	10.8	10,990	4	16,485	6
Tier 1(3)	29,783	8.8	13,569	4	16,961	5

(1)	Ratio represents total risk-based capital to net risk-weighted assets.

(2)	Ratio represents Tier 1 capital to net risk-weighted assets.

(3)	Ratio represents Tier 1 capital to average assets.

13.	FEDERAL RESERVE REQUIREMENTS
      The subsidiary bank is required to maintain average reserve balances with the Federal Reserve Bank. The reserve requirement is calculated as a percentage of total deposit liabilities and averaged $3,000,000 for the year ended December 31, 2005.

14.	EMPLOYEE BENEFIT PLANS
      The Centra 401(k) Plan (the Plan) is a deferred compensation plan under section 401(k) of the Internal Revenue Code. All full and regular part-time employees who complete six months of service are eligible to participate in the Plan. Participants may contribute from 1% to 15% of pre-tax earnings to their respective accounts. These contributions may be invested in various investment alternatives selected by the employee. Centra matched 100% of the first 4% of compensation deferred by the employee during 2005, 2004, and 2003. Centra’s total expense associated with the Plan approximated $165,000 in 2005, $124,000 in 2004, and $94,000 in 2003.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Centra has supplemental retirement agreements with key executive officers. The cost is being accrued over the period of active service from the date of the agreements. The liability for such agreements approximated $518,000 and $408,000 at December 31, 2005 and 2004, respectively, and is included in other liabilities in the Consolidated Balance Sheets. To assist in funding the cost of these agreements, Centra is the owner and beneficiary of a life insurance policy on the participating key executive officers. During the years ended December 31, 2005, 2004 and 2003, the increase in cash surrender value on the policies of $165,000 in 2005, $131,000 in 2004, and $121,000 in 2003, exceeded the cost of the supplemental retirement plan by $-0-, $23,000 and $63,000, respectively.

15.	STOCK OPTIONS
      Centra’s stock option plans provide for the granting of both incentive stock options and non-qualified stock options of up to 968,000 shares of common stock. Under the provisions of the plans, the option price per share shall not be less than the fair market value of the common stock on the date of grant of such option; therefore, no compensation expense is recognized. All granted options vest in periods ranging from immediately to four years, and expire 10 years from the date of grant. The following summarizes Centra’s stock options as of December 31, and the changes for the years then ended:

	2005		2004		2003

		Weighted-		Weighted-		Weighted-
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	728,178	$9.90	728,299	$9.90	580,255	$9.16
Granted	201,615	12.82	—	—	148,225	12.81
Exercised	9,460	11.13	—	—	—	—
Forfeited	605	11.36	121	8.26	181	8.29

Outstanding at end of year	919,728	$10.53	728,178	$9.90	728,299	$9.90

Exercisable at end of year	761,465	$10.07	605,001	$9.53	489,596	$9.40

Weighted-average fair value of options granted during the year		$3.25		$—		$3.26

      The fair value for the options was estimated at the date of grant using a Black-Scholes option-pricing model with an average risk-free interest rate of 4.09% and 3.43% for 2005 and 2003, respectively, and a weighted-average expected life of the options of 7 years for 2005 and 2003. No stock options were granted in 2004. No volatility or expected dividends were used to estimate the fair value due to Centra’s stock not being publicly traded and Centra having no history of dividend payments.

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following summarizes information concerning Centra’s stock options outstanding at December 31, 2005:

	Options Outstanding
				Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Options	Contractual	Exercise	Number	Exercise
Exercise Price	Outstanding	Life	Price	Exercisable	Price

$ 8.26	317,966	4.33 years	$8.26	317,966	$8.26
$ 9.09	35,332	5.00 years	$9.09	35,332	$9.09
$10.33	204,492	5.67 years	$10.33	204,492	$10.33
$12.40	15,125	6.70 years	$12.40	11,343	$12.40
$12.81	346,813	8.56 years	$12.81	192,332	$12.81

	919,728			761,465

16.	PARENT COMPANY ONLY FINANCIAL INFORMATION
     Condensed Balance Sheet

	December 31

	2005	2004

	(Dollars in thousands)
Assets:
Due from banks	$35	$425
Available-for-sale securities, at estimated fair value (amortized cost of $640 in 2005 and $150 in 2004)	817	253
Investment in Second Tier Bank Holding Companies	42,992	39,075

Total assets	$43,844	$39,753

Liabilities:
Long-term debt	$10,000	$10,000
Other liabilities	(29)	8

Total liabilities	9,971	10,008
Stockholders’ equity:
Preferred stock, $1 par value, 1,000,000 authorized, none issued	—	—
Common stock, $1 par value, 50,000,000 authorized, 2,817,309 and 2,552,506 issued and outstanding on December 31, 2005 and 2004, respectively	2,817	2,552
Additional paid-in capital	25,016	25,185
Accumulated earnings	6,033	2,046
Accumulated other comprehensive income loss)	7	(38)

Total stockholders’ equity	33,873	29,745

Total liabilities and stockholders’ equity	$43,844	$39,753

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Consolidated Statement of Income

	Year Ended December 31

	2005	2004	2003

	(Dollars in thousands)
Income — dividends from bank subsidiary	$500	$550	$—
— interest and dividends	9	5	5
Total expense	567	124	—

Loss (income) before federal income tax and equity in undistributed earnings of subsidiaries	(58)	431	5
Applicable income tax benefit	(225)	(42)	—
Equity in undistributed income of subsidiaries	3,820	1,531	1,959

Net income	$3,987	$2,004	$1,964

     Statement of Cash Flows

	Year Ended December 31

	2005	2004	2003

	(Dollars in thousands)
Operating activities:
Net income	$3,987	$2,004	$1,964
Decrease in accrued expenses	(89)	(24)	(7)
Equity in undistributed (income) loss of subsidiaries	(3,820)	(1,531)	(1,959)

Net cash provided by (used in) operations	78	449	(2)
Investing activities:
Purchases of available-for-sale securities	(564)	(47)	—

Net cash used in investing activities	(564)	(47)	—
Financing activities:
Proceeds of long-term debt issuance	—	10,000	—
Proceeds of stock offering	98	—	—
Distribution of fractional shares	(2)	(2)	—
Investment in subsidiaries	—	(10,000)	—

Net cash used in financing activities	96	(2)	—

Net change in cash	(390)	400	(2)
Cash and cash equivalents at beginning of year	425	25	27

Cash and cash equivalents at end of year	$35	$425	$25

CENTRA FINANCIAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	SUMMARIZED QUARTERLY INFORMATION (UNAUDITED)
      A summary of selected quarterly financial information for 2004 and 2003 follows:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(Dollars in thousands, except per share data)
2005:
Interest income	$6,242	$6,964	$7,620	$8,704
Interest expense	2,183	2,551	2,952	3,602
Net interest income	4,059	4,413	4,668	5,102
Provision for credit losses	437	447	117	340
Other income	639	749	916	831
Loss on sale of securities	—	—	(79)	(168)
Other expenses	2,936	3,135	3,706	3,688
Income tax expense	489	591	622	635
Net income	836	989	1,060	1,102
Basic earnings per share	$0.30	$0.35	$0.38	$0.39
Diluted earnings per share	$0.28	$0.33	$0.35	$0.36
Basic weighted average shares outstanding	2,807,757	2,808,455	2,809,572	2,812,746
Diluted weighted average shares outstanding	2,955,745	3,023,774	3,033,889	3,036,316
2004:
Interest income	$4,310	$4,629	$5,190	$5,885
Interest expense	1,522	1,582	1,745	1,997
Net interest income	2,788	3,047	3,445	3,888
Provision for credit losses	365	563	635	597
Other income	507	665	627	698
Other expenses	2,370	2,523	2,579	2,878
Income tax expense	199	223	308	421
Net income	361	403	550	690
Basic earnings per share	$0.13	$0.14	$0.20	$0.25
Diluted earnings per share	$0.12	$0.14	$0.19	$0.23
Basic weighted average shares outstanding	2,807,757	2,807,757	2,807,757	2,807,757
Diluted weighted average shares outstanding	2,947,343	2,947,300	2,947,300	2,947,194

18.	SUBSEQUENT EVENTS
      On March 9, 2006, Centra entered into Stock Purchase Agreements to acquire shares of Smithfield State Bank of Smithfield, Pa. (“Smithfield”) from various individual shareholders. The agreements are subject to a variety of conditions, including receipt of all regulatory approvals. As a result of entering into these agreements, Centra Financial may acquire approximately 53.58% of the outstanding shares of Smithfield for an estimated cost of $15.4 million.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR CENTRA FINANCIAL HOLDINGS
[To Be Provided at a Later Date]

FOR GEORGIA RESIDENTS ONLY
NOTICE OF RESCISSION

To:	Commissioner of Securities Office of the Secretary of State 2 Martin Luther King, Jr., Dr., S.E. Suite 802, West Tower Atlanta, Georgia 30334	To:	Centra Financial Holdings, Inc. 990 Elmer Prince Drive P.O. Box 656 Morgantown, West Virginia 26507
      I hereby exercise my right to rescind my purchase of                      shares of Centra Financial Holdings, Inc.
      This rescission is made within seventy-two (72) hours of the earliest of my execution of a written agreement to purchase said shares, the delivery of a confirmation of sale of said shares to me, or the payment for such shares. I understand that the effective date of the rescission shall be the date of delivery of this Notice or the depositing of same, properly addressed and with adequate postage thereon, in the United States Mail.
      DATED, this                     day of                                         , 2006.
Name

Address

City                                                                      State                                                                   Zip

      No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus and if given or made, such information or representation must not be relied upon as having been authorized by Centra Financial. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities offered hereby in any jurisdiction to or from any person to or from whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of Centra Financial since the date hereof.

833,333 Shares
CENTRA FINANCIAL HOLDINGS, INC.
Common Stock

PROSPECTUS

May      , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuer and Distribution
      The following table sets forth the various expenses payable by Centra Financial in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

Total

SEC Registration Fee	$1,605
Printing and Engraving Expenses	10,000
Legal Fees and Expenses	35,000
Accounting Fees and Expenses	15,000
Miscellaneous	10,000

Total	$71,604

Item 14.	Indemnification of Directors and Officers
      Reference is made to the provisions of Article VII of Centra Financial’s articles of incorporation below.
ARTICLE VII
      Provisions for the regulation of the internal affairs of the corporation are:

A. Indemnification. Each person who was or is a party or is threatened to be made a party to or is involved (including, without limitation, as a witness or deponent) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise in nature (“Proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the written request of the corporation’s Board of Directors, president or their delegate as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action or omission in an official capacity as a director, officer, trustee, employee or agent or in any other capacity, shall be indemnified and held harmless by the corporation to the fullest extent authorized by law, including but not limited to the West Virginia Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said Code permitted the corporation to provide prior to such amendment), against all expenses, liability and loss (including, without limitation, attorneys’ fees and disbursements, judgments, fines, ERISA or other similar or dissimilar excise taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by such person in connection therewith; provided, however, that the corporation shall indemnify any such person seeking indemnity in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors of the corporation; provided, further, that the corporation shall not indemnify any person for civil money penalties or other matters, to the extent such indemnification is specifically not permissible pursuant to federal or state statute or regulation, or order or rule of a regulatory agency of the federal or state government with authority to enter, make or promulgate such order or rule. Such right shall include the right to be paid by the corporation expenses, including, without limitation, attorneys’ fees and disbursements, incurred in defending or participating in any such Proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of such Proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, in which such director or officer agrees to repay all amounts so advanced if it should be ultimately determined that such person is not entitled to be indemnified under this Article or otherwise. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, or that such person did have reasonable cause to believe that his conduct was unlawful.

B. Right of Claimant to Bring Suit. If a claim under this Article is not paid in full by the corporation within thirty days after a written claim therefor has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful, in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending or participating in any Proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the applicable law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation.

Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification or reimbursement of the claimant is permitted in the circumstances because he or she has met the applicable standard of conduct, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

C. Contractual Rights: Applicability. The right to be indemnified or to the reimbursement or advancement of expenses pursuant hereto (i) is a contract right based upon good and valuable consideration, pursuant to which the person entitled thereto may bring suit as if the provisions hereof were set forth in a separate written contract between the corporation and the director or officer, (ii) is intended to be retroactive and shall be available with respect to events occurring prior to the adoption hereof, and (iii) shall continue to exist after the rescission or restrictive modification hereof with respect to events occurring prior thereto.

D. Requested Service. Any director or officer of the corporation serving, in any capacity, (i) another corporation of which five percent (5%) or more of the shares entitled to vote in the election of its directors is held by the corporation, or (ii) any employee benefit plan of the corporation or of any corporation referred to herein shall be deemed to be doing so at the request of the corporation.

E. Non-Exclusivity of Rights. The rights conferred on any person hereunder shall not be exclusive of and shall be in addition to any other right which such person may have or may hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

F. Insurance. The corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under West Virginia law.

G. Limitation of Liability. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that such exception from liability or limitation thereof is not permitted by the West Virginia Business Corporation Act or the laws of the United States or the State of West Virginia, as the same may exist or are hereafter amended. Any repeal or modification of the foregoing provision by the stockholders of the corporation shall not adversely affect any right of protection of a director of the corporation existing at the time of such repeal or modification.

      Centra Financial is a West Virginia corporation subject to the applicable indemnification provisions of the General Corporation Law of West Virginia.

      The foregoing indemnity provisions have the effect of reducing directors’ and officers’ exposure to personal liability for actions taken in connection with their respective positions.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Centra Financial pursuant to the foregoing provisions, or otherwise, Centra Financial has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Centra Financial of expenses incurred or paid by a director, officer or controlling person of Centra Financial in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Centra Financial will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 15.	Recent Sales of Unregistered Securities
      None.

Item 16.	Exhibits and Financial Statements

Exhibit
Number		Description	Exhibit Location

3.1		Articles of Incorporation	Exhibit 3.1 to Form S-4 Registration Statement, Registration No. 333-36186, filed December 22, 1999, and incorporated by reference herein.

3.2		Bylaws	Exhibit 3.2 to Form S-4 Registration Statement, Registration No. 333-36186, filed December 22, 1999, and incorporated by reference herein.

3	.2a	Bylaws, as amended	Exhibit 3.2A to Form 10-KSB for the year ended December 31, 2004 and incorporated by reference herein.

4.1		Shareholder Protection Rights Agreement	Exhibit 10.1 to Form S-4 Registration Statement, Registration No. 333-36186, filed December 22, 1999, and incorporated by reference herein.

5	.	Opinion of Jackson Kelly PLLC as to the legality of the securities being registered	Filed herewith.

10.1		Centra Financial Holdings, Inc. 1999 Stock Incentive Plan dated as of April 27, 2000	Exhibit 10.1 to Form 10-KSB for the year ended December 31, 2000, and incorporated by reference herein.

10.2		Employment Agreement of Douglas J. Leech dated March 16, 2000	Exhibit 10.2 to Form 10-KSB for the year ended December 31, 2000, and incorporated by reference herein.

10.3		Lease agreement with Platinum Plaza, Inc.	Exhibit 10.3 to Form S-4 Registration Statement, Registration No. 333-36186, filed December 22, 1999, and incorporated by reference herein.

10.4		Lease agreement with Frank and Teresa Fargo for premises occupied by the Williamsport Pike office	Exhibit 10.4 to Form 10-KSB for the year ended December 31, 2001, and incorporated by reference herein.

10.5		Lease agreement with Columbus, LLC for premises occupied by the 450 Foxcroft Avenue office	Exhibit 10.5 to Form 10-KSB for the year ended December 31, 2001, and incorporated by reference herein.

10.6		Lease agreement with Van Wyk Enterprises, Inc. for premises occupied by the 300 Foxcroft Avenue office	Exhibit 10.6 to Form 10-KSB for the year ended December 31, 2001, and incorporated by reference herein.

Exhibit
Number	Description	Exhibit Location

10.7	Lease agreement with Union Properties for unimproved real estate at the corner of West Virginia Route 857 and Venture Drive	Exhibit 10.7 to Form 10-KSB for the year ended December 31, 2002, and incorporated by reference herein.

10.8	Employment and Change-of-Control Agreement with Kevin D. Lemley	Exhibit 10.8 to Form 10-KSB for the year ended December 31, 2003, and incorporated by reference herein.

10.9	Employment and Change-of-Control Agreement with Timothy P. Saab	Exhibit 10.9 to Form 10-KSB for the year ended December 31, 2003, and incorporated by reference herein.

10.10	Employment and Change-of-Control Agreement with E. Richard Hilleary	Exhibit 10.10 to Form 10-KSB for the year ended December 31, 2003, and incorporated by reference herein.

10.11	Employment and Change-of-Control Agreement with Henry M. Kayes, Jr.	Exhibit 10.11 to Form 10-KSB for the year ended December 31, 2003, and incorporated by reference herein.

10.12	Indenture with Centra Financial Holdings, Inc. as Issuer and Wilmington Trust Company as Trustee	Exhibit 10.12 to Form 10-K for the year ended December 31, 2004 and incorporated by reference herein.

10.13	Floating Rate Junior Subordinated Deferrable Interest Debenture	Exhibit 10.13 to Form 10-K for the year ended December 31, 2004 and incorporated by reference herein.

10.14	Guarantee Agreement by and between Centra Financial Holdings, Inc. and Wilmington Trust Company	Exhibit 10.14 to Form 10-K for the year ended December 31, 2004 and incorporated by reference herein.

10.15	Deferred compensation plan for directors	Exhibit 10.15 to Form 10-K for the year ended December 31, 2005 and incorporated by reference herein.

10.16	Employment and Change-of-Control Agreement with Karla J. Strosnider	Exhibit 10.16 to Form 10-K for the year ended December 31, 2005 and incorporated by reference herein.

10.17	Employment and Change-of-Control Agreement with John T. Fahey	Exhibit 10.17 to Form 10-K for the year ended December 31, 2005 and incorporated by reference herein.

10.18	Form of Stock Purchase Agreement with Shareholders of Smithfield State Bank	Exhibit 99.A to Form 8-K filed March 16, 2006, and incorporated by reference herein.

10.19	Merger Agreement by and Between Centra Financial Holdings, Inc., and Smithfield State Bank	Exhibit 99.A to Form 8-K filed April 11, 2006, and incorporated by reference herein.

12	Statement Re: Computation of Ratios	Exhibit 12 to Form 10-K for the year ended December 31, 2005 and incorporated by reference herein.

14	Code of Ethics	Exhibit 14 to Form 10-K for the year ended December 31, 2004 and incorporated by reference herein.

21	Subsidiaries of Registrant	Filed herewith.

23.1	Consent of Ernst & Young LLP	Filed herewith.

24	Power of Attorney	Filed herewith.

99.1	Form of Subscription Agreement	Filed herewith.

Item 17.	Undertakings
      The undersigned hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) Include any additional or changed material information on the plan of distribution.
      The undersigned hereby undertakes that it will:

(1) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(2) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SIGNATURES
      In accordance with the requirements of the Securities Act of 1933, Centra Financial certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Morgantown, State of West Virginia, on April 7, 2006.

Centra Financial Holdings, Inc.

By:	/s/ Douglas J. Leech, Jr.

Douglas J. Leech, Jr.
(Principal Executive Officer)

By: /s/ Kevin D. Lemley

Kevin D. Lemley
(Principal Accounting and Financial Officer)
Dated: April 7, 2006
      In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signatures	Title	Date

/s/ DOUGLAS J. LEECH, JR. Douglas J. Leech, Jr.	President and Chief Executive Officer and Director	April 7, 2006

James W. Dailey II	Director

/s/ ARTHUR GABRIEL Arthur Gabriel	Director	April 7, 2006

/s/ ROBERT A. MCMILLAN Robert A. McMillan	Director	April 7, 2006

/s/ MARK R. NESSELROAD Mark R. Nesselroad	Director	April 7, 2006

/s/ PARRY G. PETROPLUS Parry G. Petroplus	Director	April 7, 2006

/s/ MILAN PUSKAR Milan Puskar	Director	April 7, 2006

/s/ PAUL T. SWANSON Paul T. Swanson	Director	April 7, 2006

/s/ BERNARD G. WESTFALL Bernard G. Westfall	Director	April 7, 2006